Exhibit 99.1

| 1 Financial Management Review July 2024 130 years contributing to the development of the country and its people. 2Q24 | Q u a r t e rly & YTD Report

Table of Contents 6 About Banco de Chile I. Our History Financial Snapshot on Banco de Chile 8 Corporate Governance II. Equity Composition and Ownership Structure Board of Directors, Committees and Managerial Structure 11 Business Strategy III. Corporate Statements and Commitments Stakeholders Engagement Competitive Landscape, Business Trends and Regulation Strategy of Banco de Chile At a Glance Business Segments Description Snapshot on Strategic Advances 21 Economic and Business Environment IV. Economic Outlook Banking Industry Performance and Projections Competitive Position 27 Management Discussion & Analysis V. Income Statement Analysis Business Segments Performance Balance Sheet Analysis 48 Risk & Capital Management VI. Risk Management Approach Funding Concentration and Liquidity Market Risk Operational Risk Capital Adequacy and Credit Ratings | 2

About this Report Basis for Presentation This financial report, which accompanies our quarterly financial statements, has been prepared as requested by the Chilean Financial Market Commission (CMF) in the Compendium of Accounting Standards for Banks while being elaborated in accordance with the IFRS Practice Statement 1 – Management Commentary as issued by the International Accounting Standards Board (IASB) . Figures included in this report “ Financial Management Review ” , for purposes of analysis, are based on both the financial statements and management information systems of Banco de Chile . Forward - Looking Information The information contained herein incorporates by reference statements which constitute “ forward - looking statements ” that include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance . Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies . You should be aware that any such forward - looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward - looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control . The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements . Factors that could cause actual results to differ materially and adversely include, but are not limited to : changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America; changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies; unexpected developments in certain existing litigation; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; natural disasters or pandemics; the effect of tax laws or other kind of regulation on our business; other risk factors as reported in our form 20F filed with the U.S. SEC. Undue reliance should not be placed on such statements, which speak only as of the date that they were made . Our independent public accountants have not examined or compiled the forward - looking statements and, accordingly, do not provide any assurance with respect to such statements . These cautionary statements should be considered in connection with any written or oral forward - looking statements that we may issue in the future . We do not undertake any obligation to release publicly any revisions to such forward - looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events . | 3 Contacts Pablo Mejia Head of Investor Relations Investor Relations | Banco de Chile pmejiar@bancochile.cl Daniel Galarce Head of Financial Control & Capital Financial Control & Capital Area | Banco de Chile dgalarce@bancochile.cl

EY Chile Avda. Presidente Riesco 5435, piso 4, Las Condes, Santiago Tel: +56 (2) 2676 1000 www.eychile.cl Independent Auditor’s Report (Free translation of the report originally issued in Spanish) To the Shareholders and the Board of Directors Banco de Chile We have reviewed the accompanying “Management Commentary” financial report of Banco de Chile and its subsidiaries for the six - month period ended on June 30, 2024, taken as a whole. In connection to this review, we have reviewed, in accordance with generally accepted auditing standards in Chile, the interim consolidated financial statements of Banco de Chile and its subsidiaries as of June 30, 2024, and for the three - and six - months periods then ended and the related notes to the interim consolidated financial statements. In our report dated July 25, 2024, we issued unmodified conclusion on such interim consolidated financial statements. Management’s Responsibility The Bank’s Management is responsible for the preparation and fair presentation of this “Management Commentary” financial report of Banco de Chile and its subsidiaries in accordance with standards and instructions issued by the Chile’s Financial Market Commission (CMF), established in Chapter C - 2 of the Compendium of Accounting Standards for Banks. Auditor’s Responsibility Our review was conducted in accordance with attestation standards issued by the Institute of Chilean Accountants. A review, consists, mainly, in the application of analytical procedures and inquiries to those responsible for financial and accounting matters. A review is substantially less in scope than an exam which objective would be to issue an opinion over the “Management Commentary” financial report. Therefore, we do not express such opinion. The “Management Commentary” financial report contains non - financial information such as operational and commercial information, sustainability indicators, macroeconomics projections and managerial information and others. Although this information may provide other additional elements for the analysis of the financial situation and results of the operations of Banco de Chile and its subsidiaries, our review does not extend to such type of information.

The preparation and presentation of the “Management Commentary” financial report of Banco de Chile and its subsidiaries as of June 30, 2024, requires management to interpret certain criteria, make determinations regarding the relevance of the information to be included and make estimates and assumptions that affects the information presented. The “Management Commentary” financial report of Banco de Chile and its subsidiaries as of June 30, 2024, includes current and prospective information that estimates the future impact of transactions and events that have occurred or are expected to occur, estimates future expected sources of liquidity and financial resources, and also estimates operational and macroeconomic trends and commitments and uncertainties. The results obtained in the future may differ significantly from the current evaluation of this information presented by the management of Banco de Chile and its subsidiaries due to facts and circumstances frequently do not occur as expected. Our review has considered such information only to the extent that it has been used in the preparation and presentation of the financial information contained in the “Management Commentary” financial report and not to express a conclusion on such information itself. Conclusion Based in our review, we are not aware of any significant changes that should be made to the presentation of the “Management Commentary” financial report of Banco de Chile and its subsidiaries so that such presentation: i) is in accordance with the elements required by the standards and instructions from the Chilean Financial Market Commission (CMF); ii) the historical financial amounts included in the presentation have been correctly extracted from the interim consolidated financial statements of Banco de Chile and its subsidiaries and iii) the information, determinations, estimates and underlying assumptions of Banco de Chile and its subsidiaries are consistent with the bases used for the preparation of the financial information contained in such presentation. Santiago, July 25, 2024

About de Chile Banco Our History Banco de Chile dates back to 1893 when the financial institution was formed following the merger of the Valparaíso, Agrícola and Nacional de Chile banks . We have played an important role in the economic history of Chile . Since the beginning, we have been a fundamental pillar for the development of the country and a financial and business reference, maintaining a leading position in the Chilean banking industry . Before the creation of the Central Bank in 1926 and prior to the enactment of the General Banking Act, we were the main stabilization agent of the Chilean banking system . Throughout our history we have developed a well - recognized brand name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks . In 1987 and 1988 , we established four subsidiaries to provide a full range of specialized financial products and services as permitted by the General Banking Act . In 1999 , we widened our scope of specialized financial services by creating our insurance brokerage and factoring subsidiaries . During the early 2000 s, the Chilean banking industry witnessed intense merger and acquisition activity . In 2002 , we merged with Banco de A . Edwards, which allowed us to expand our business to new customer segments . In 2008 , we merged our operations with Citibank Chile . As a result of these consolidations, we currently operate a distribution network that is composed of two brand names, namely, “Banco de Chile” (which operates throughout Chile) and “Banco Edwards - Citi” (which is primarily oriented to higher income segments) . Likewise, most of our subsidiaries operate under the brand name “Banchile” . Our legal name is Banco de Chile and we are organized as a banking corporation under the laws of Chile and were licensed by the CMF to operate as a commercial bank on September 17 , 1996 . Our main executive offices are located at Paseo Ahumada 251 , Santiago, Chile, our telephone number is + 56 (2) 2637 - 1111 and our website is www . bancochile . cl . We are a full - service financial institution that provides, directly and indirectly through our subsidiaries, a wide variety of lending and non - lending products and services to all segments of the Chilean financial market, providing our customers with powerful, differentiated and comprehensive value offerings . In addition to our traditional banking operations, our subsidiaries and affiliates permit us to offer a variety of non - banking but specialized financial services including securities brokerage, mutual funds management, investment banking, insurance brokerage and collection services . We are present in all Chilean regions through our nationwide branch network and we have one of the best digital and mobile banking platforms in Chile, which allow us to meet the needs of more than 2 million customers in timely and safe manner . From the international perspective, our alliance with Citigroup provides our customers with access to a wide network of products and services abroad . We have outstanding competitive strengths, such as excellent brand recognition, a comprehensive remote and non - remote distribution network, a distinctive and large customer base, a competitive funding structure, a solid equity base and a high credit quality loan portfolio . This is reflected in outstanding credit risk ratings by international agencies, which position us as one of the most solid private banks in Latin America . | 6

About Banco de Chile



Financial Snapshot

2Q24 and 2024 YTD

(In Millions of Ch$)

Net Income


2Q24
323,600
2Q23
332,147

Annual Var.
(2.6)%


Jun-24
621,255
Jun-23
598,098

Annual Var.
+3.9%

Operating Revenues


2Q24
770,941
2Q23
747,825

Annual Var.
+3.1%


Jun-24
1,551,287
Jun-23
1,450,326

Annual Var.
+7.0%

Expected Credit Losses


2Q24
94,936
2Q23
67,372

Annual Var.
+40.9%


Jun-24
208,104
Jun-23
172,880

Annual Var.
+20.4%

Operating Expenses


2Q24
272,803
2Q23
264,413

Annual Var.
+3.2%


Jun-24
556,647
Jun-23
527,855

Annual Var.
+5.5%

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Corporate Governance Equity Composition and Ownership Structure Equity and Shares Our equity is composed of 101 , 017 , 081 , 114 fully paid - in shares of common stock, without nominal (par) value . These shares are traded on the Santiago and Electronic Stock Exchanges in Chile under the ticker symbol “CHILE” . Also, since January 2 , 2002 Banco de Chile’s shares are traded on the New York Stock Exchange under the American Depositary Receipts (ADR) program in the form of American Depositary Shares (ADS) under the ticker symbol “BCH” . Each of our ADS represents 200 shares of common stock without par value . JPMorgan Chase Bank is the depositary of our ADS . As of June 30, 2024 Ownership Structure Our main shareholder is the LQIF group, which directly and indirectly owns 51 . 15 % of our shares . LQIF is a joint a venture that is equally owned by Quiñenco S . A . ( 50% ) and Citigroup Inc . ( 50 % each other) . A strategic partnership agreement between Quiñenco and Citigroup gives control to Quiñenco over LQIF and the companies directly and indirectly controlled by LQIF . | 8

Corporate Governance Board of Directors, Committees and Managerial Structure Board of Directors Our Board of Directors (Board) is the main corporate governance body and its most important duties include establishing strategic guidelines ; approving policies, procedures and mechanisms designed to meet the objectives of the corporate governance system ; and appointing a Chief Executive Officer . The Board is composed of eleven directors and two alternate directors, in accordance with our bylaws . The board is voted every three years . In March 2023 , the most recent election date, our shareholders elected new directors, of which eleven were proposed by LQIF (nine directors and two alternate directors) and other two members were proposed by shareholders other than LQIF, including an independent director . Currently, our Board is composed of three women and ten men . Our Board meets twice a month, except in February, when it meets once . Extraordinary sessions may be convened by the Chairman or by request of one or more regular directors . Board Committees Our Board delegates certain functions and activities to our committees to control, evaluate and report to the board of directors regarding specific matters which may affect our businesses. | 9

Corporate Governance Managerial Structure We organize our operations through a comprehensive organizational structure that is composed of business, control and support divisions . Furthermore, our subsidiaries also have independent management principles and structures that allow them to satisfy the challenges faced in the industries in which they participate . | 10

Business Strategy Corporate Statements and Commitments Purpose Mission To contribute to the development of the country, people and companies. We are a leading, globally - connected financial corporation with a prestigious business tradition. We provide financial services of excellence to each customer segment, offering creative, agile and effective solutions and thus ensuring value creation for our shareholders, our employees and the community at large. Vision Corporate Values In everything we do, we constantly strive to be the best bank for our customers, the best place to work, and the best investment for our shareholders. We do so in a way that demonstrates our commitment to the people in our organization and the community in general. | 11

Business Strategy Commitments Our Customers We pursue to be the bank with the best service quality, offering innovative, simple and secure products and services designed to meet the needs and aspirations of each segment, with timely, agile and proactive service in order to build trusted and long - term relationships . To achieve this we strive to continuously develop always - available service channels that allow fluid and timely communication, while counting on employees devoted to customer service that also have digital knowledge . Our Staff We are certain that our team is a distinctive asset and a solid competitive advantage in the industry . This is based on their commitment, dedication and excellence . For this reason, we offer development and growth opportunities based on merit, providing competitive compensation and economic and welfare benefits . At the same time, we seek to promote a respectful, friendly and collaborative work environment in a place that has suitable technological tools and infrastructure . We build a homogeneous and distinctive culture, based on corporate commitments and values through the involvement in social activities, in order to become a Corporation distinguished as the best place to work and the best team in Chilean banking industry . Our Shareholders We honor our shareholders' confidence by maximizing the company's value, with responsibility, prudence and a long - term business vision . We deploy our business strategy based on appropriate risk management and a culture of operational excellence that allows us to project the sustainable leadership of the corporation . Our Community We are convinced that our success is linked to the sustainable development of our country and the community . That is why in our daily actions we reflect our commitment to community by supporting diverse initiatives to overcome adversity, through the development of internal policies and being present in emblematic solidarity crusades . We are committed to respecting diversity and inclusion, entrepreneurship, environmental care and equality and governance dimensions . | 12

Business Strategy



Stakeholder Engagement

Banco de Chile keeps several communication channels open with our stakeholders in order to gather information to answer questions and manage concerns regarding different issues. We also actively participate in social media and count on specific channels dedicated to managing inquiries and requirements.

Stakeholders	Engagement Objectives	Mechanisms and/or Channels of Communication	Frequency
Customers	• Offer excellent service characterized by integrity, personalization, agility and proactivity in order to build long-term, trust-based relationships. • Use permanently available service channels to keep customers informed in a timely and appropriate manner. • Provide differentiated financial solutions featuring quality, innovative products and services for each customer segment.	• www.bancochile.cl • Branches and ATMs • Telephone banking service 600 637 37 37 • Mobile applications • https://cl.linkedin.com/company/banco-de-chile • Twitter and Instagram:@bancodechile | @bancoedwards | @ayudaBancoChile • Facebook: bancodechile | bancoedwards	Ongoing
Shareholders and Regulators	• Be the best investment option, maintaining a leading position by value of shares traded • Promote operational efficiency and productivity in order to encourage prudent risk management based on integrity and transparency. • Comply with the regulatory requirements defined by the correspondent authority. • Keep a corporate governance and internal control environment that allow to manage risk and capital adequately.	• Shareholders' meeting • Annual Report & Form 20-F • Financial reporting • Investor Relations: ir@bancochile.cl • Webcasts • Website • CMF Reports belonging to both the Information System and the Risk System Frameworks.	Annual Quarterly Monthly Ongoing
Employees	• Offer merit-based development opportunities with competitive compensation and economic benefits. • Promote a respectful, polite work environment in a location equipped with the appropriate technology and infrastructure.	• Intranet / Emails / SOY_DELCHILE App • Competency Assessment • Counseling Program (Programa Orienta) • My Health Program (Programa Mi Salud) • Quality of Life Program / Active Chile Program • Point Bank / Team meetings • Contact: comitedeetica@bancochile.cl apoyolaboral@bancochile.cl centroatencionpersonas@bancochile.cl	Annual Ongoing
Community	• Promote financial education. • Facilitate a more equitable society that offers greater opportunities through inclusion of persons with disabilities. • Manage the business in an environmentally respectful manner. • Support SMEs and entrepreneurs in developing their businesses.	• Annual Report • Contact: sostenibilidad@bancochile.cl • www.bancochile.cl	Ongoing
Suppliers	• Build long-term collaborative supplier relationships based on transparency, competition, efficiency, respect and objectivity. • Streamline and increase the effectiveness of processes for supplying goods and services. • Ensure that services are hired and goods are acquired under market conditions. • Ensure that the bank's obligations are paid in accordance with the terms and conditions agreed.	• proveedores2@bancochile.cl	Ongoing

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Business Strategy Competitive Landscape, Business Trends and Regulation Chilean Financial Industry The financial system in Chile consists of various industries, including Banking, Pension Funds, Insurance and Mutual Funds, with the Banking sector being the most relevant, with total loans representing more than 80 % of the Chilean GDP . The Chilean banking industry consisted of 17 banks, 16 of which were private sector banks and one state - owned bank, namely, Banco Estado . Within the banking industry, we face significant and increasing competition in all market segments in which we operate . As a comprehensive commercial bank that offers a wide range of services to all types of enterprises and individual customers, we deal with a variety of competitors, ranging from large private sector commercial banks to more specialized entities, such as “niche” banks . In addition, we face competition from other types of players, such as non - bank leasing, crowdfunding, factoring and automotive finance companies, mutual funds, pension funds and insurance companies within the savings product market, as well as insurance companies in the mortgage credit market . The Chilean banking industry has experienced increased levels of competition in recent years from domestic as well as foreign banks . This phenomenon has triggered a consolidation wave within the industry and the creation of more comprehensive banking entities that participate in most of our markets . Consequently, banks’ strategies have increasingly been focused on reducing costs and improving efficiency standards in order to compete effectively with the larger banks . In this context, in recent years other non - traditional providers of financial services have emerged, such as e - commerce, local and foreign fintech companies, Telecom companies, like internet and mobile phone providers, and more recently some marketplaces that may set and provide offerings, in the form of temporary financing, directly to their customers or providers . These new ways of doing business are based on the disintermediation of traditional banking service providers while not being subject to the same capital requirements that banks are . Therefore, these providers represent a challenge for the traditional banking industry . In the retail market, we compete with other private sector Chilean banks, as well as with Banco del Estado . Among private sector banks, we believe our strongest competitors in this market are Banco Santander — Chile, Scotiabank Chile and BCI, as these banks have developed diversified business strategies focused on both small and medium sized companies and lower to middle income segments of the Chilean population . In the wholesale market, we believe our strongest competitors are also Banco Santander - Chile, BCI, Itaú and Scotiabank Chile . Likewise, our most relevant competitors in the high - income segment are Banco Santander Chile and Banco Bice, which use specialized business models that provide wealth management services and traditional banking services, just like us . Additionally, our subsidiaries compete, with companies that offer non - banking specialized financial services in the higher - income individuals segment and the middle market and corporate segment such as Larrain Vial, BTG Pactual, Moneda Asset and CrediCorp, whose core businesses are stock brokerage, financial advisory and wealth management services . Other Chilean commercial entities also compete in these markets of specialized financial services, but they are less focused on such businesses . Key Trends in the Banking Business Social and Cultural: • New political and social cycle. • Several government - promoted reforms with potencial impact on the economic and business environment. • Global and local economic uncertainty. • Increasing competition and regulatory requirements. • Generational and customer - worker behavioral changes. • Digital transformation and adaptation to new technologies. • Change in the company - customer relationship. • Climate change. | 14

Business Strategy Banking Business: • Consolidation of digital channels as the primary means of interacting with customers and non - customers. • Modernization of the business model: Talent management and IT strategies for adapting to the new environment. • Sustainability requirements. • Optimization of cost base to mitigate competition and regulatory changes. • Innovations in banking operational solutions. • Emergence of non - traditional competitors. Regulatory Environment The CMF: The CMF is responsible for regulating, supervising and sanctioning the operations, stability and development of the Chilean financial market (made up of listed companies, banks and financial institutions, insurance companies, insurance brokers, mutual funds and investment funds), promoting the participation of market agents and ensuring public confidence . To achieve this objective, the CMF must have a global and systemic vision, which allows the interests of investors and insured agents to be safeguarded . Regarding the specific powers of the CMF related to banking regulation, this entity authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial institutions . Furthermore, in cases of noncompliance with its legal and regulatory requirements, the CMF has the ability to impose sanctions . In extreme cases, it can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage banks . It also has the mandate to approve any amendment to banks’ bylaws . A bank’s financial statements as of December 31 of each year must be audited and submitted to the CMF together with the opinion of its independent auditors . Also, banks are required by the CMF to include in mid - year financial statements (as of June 30 of every fiscal year) an auditor’s limited review statement in accordance with Chilean GAAP . In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the CMF by means of specialized reports associated with business - related risk, products, debtors, transactions, distribution channels, among others . | 15 The Central Bank : The Central Bank is an autonomous legal entity created under the framework of the Chilean Constitution . It is subject to its Ley Orgánica Constitucional (the “Organic Constitutional Law”) and the current Chilean Constitution . The Central Bank is directed and administered by a board of directors composed of five members appointed by the President of Chile, subject to Senate approval . The legal purpose of the Central Bank is to maintain the stability of the Chilean peso, that is, to keep inflation low and stable over time . It must also promote the stability and efficiency of the financial system, ensuring the normal functioning of internal and external payments . The agency regulates the amount of money and credit in circulation, executes international exchange operations and issues monetary, credit, financial and international exchange regulations . The SEC : Since Bance de Chile has been listed on the New York Stock Exchange since January 1 st , 2002 , we are subject to regulation and supervision of the Securities and Exchange Commission . We are required to file with SEC the form 20 F, including audited financial statements, as of December of each year in accordance with IFRS as issued by the International Accounting Standards Board .

Business Strategy Strategy of Banco de Chile At a Glance Competitive Strengths and Resources Financial Sustained leadership in profitability Robust capital base and demand deposits Strong credit and ESG risk ratings Human and Cultural Talent attraction and development capacity A collaborative work culture Risk management leadership Organizational Brand value Stong corporate governance Leader in digital banking Global presence through the strategic alliance with Citigroup Social Outstanding corporate reputation Broad customer base Strong supplier relationship Continued relationship with investors Recognized promoter of inclusion and entrepreneurship Strategic Pillars Customer at the Center of our Decisions Efficiency and Productivity Sustainability and Commitment to Chile “Best Bank for our Customers” “Quick, timely, secure and digital” “An esteemed bank with a solid reputation” “A bank that supports entrepreneurship” Mid - term Objectives Net Promoter Business (1) Efficiency Return on Average Corporate Score Commercial Loans Ratio Capital and Reserves (1) Reputation (2) Consumer Loans Demand Deposits ≥ 73% Top 1 ≤ 42% Top 1 Top 3 (1) Among relevant peers. Demand deposits denominated in local currency. Excluding operations of subsidiaries abroad for market share. (2) Based on Merco Ranking. | 16

Business Strategy Business Segments Description In line with our strategic pillar “Customer at the Center of our Decisions”, we pursue to offer the best value proposition in the banking industry by delivering excellent service quality, along with timely and effective solutions. Given the wide diversity of clients, ranging from individuals to private banking customers and from micro - entrepreneurs to corporations, we organize our operations and value propositions into four business segments: . | 17

Business Strategy Retail Banking Segment This business unit provides universal financial solutions to students, employed workers, self – employed workers, retired people, individuals with medium to high incomes, as well as to and micro, small and medium - sized companies with annual sales of up to UF 70 , 000 . The value propositions are characterized by their differentiation, recognizing customers  preferences in their way of interacting with the bank, whether on - site or remotely, according to their needs for the simplest to the most sophisticated products and services . The financial products and services offered by this segment include current accounts, debit cards, credit cards, lines of credit, mortgage loans, consumer loans, commercial loans, general purpose mortgage loans, finance leases, factoring services, mutual fund management and stock brokerage, foreign trade, payments and collections, insurance brokerage including life and general insurance, time deposits, savings instruments and foreign currency services, through a network of branches operating under the “Banco de Chile” and “Banco Edwards Citi” brands . Wholesale Banking Segment The Wholesale Banking unit provides products and services to companies with annual sales that exceed UF 70 , 000 , which include a large proportion of Chilean listed and unlisted companies, subsidiaries of multinational companies and conglomerates operating in Chile, in the financial, commercial, manufacturing, industrial, infrastructure, real estate and construction sectors, as well as projects, concessions, family offices and large companies . This unit provides a wide range of products that include short and long - term commercial loans, working capital loans, lines of credit, corporate credit cards, foreign trade and foreign currency brokerage, factoring services, leases and long - term syndicated loans . Investment banking services are provided by the subsidiary Banchile Asesoría Financiera S . A . , such as transaction structuring services for mergers and acquisitions and assistance with debt restructuring . It provides cash management services, which include paying payroll, suppliers, pensions and dividends, collection services, connections to international funds transfer networks, checking accounts and deposits, fund management, treasury and investment management, derivative contracts, insurance brokerage, and other tailored services . | 18

Business Strategy Treasury Segment Our Treasury segment manages a wide range of financial services available to our customers, including currency intermediation, forward contracts, interest rate swaps, transactions under repurchase agreements and investment products based on bonds and deposits . Our Treasury manages currency, interest rate and term mismatches, ensures that our liquidity is sufficient, manages the investment portfolio and brokers fixed - income, foreign exchange and derivative instruments . It also manages mismatches with the aim of securing a suitable financing structure and diversifying its sources of finance . The Treasury segment is also responsible for : (i) the issuance of short - and long - term senior bonds, as well as long - term subordinated bonds, in Chile or abroad, (ii) monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate matches/mismatches, (iii) monitoring our adherence to the security margins defined by regulatory limits, and risk limits for interest rate, currency and investment gaps . This segment continually monitors the Bank’s cost of funding by benchmarking with the rest of the local financial system and financing alternatives in Chile or abroad . Subsidiaries We have made several strategic long - term investments in financial services companies that are engaged in activities that complement our commercial banking activities . In making these investments our goal has been to develop a comprehensive financial group capable of meeting the diverse financial needs of our current and potential customers by offering traditional banking products and specialized financial services through our different subsidiaries . Our subsidiaries operate under Banchile brand name, with exception of Socofin . Through them we offer the following financial services to Banco de Chile’s customers and non - customers : Securities Brokerage and FX trading Mutual Funds and Investment Funds Management Insurance Brokerage Financial Advisory and Investment Banking Collection Services | 19

Business Strategy



Snapshot on Strategic Advances

Strategic Pillar	Key Performance Indicator		As of June 2024	Mid-Term Target Compliance
Customer at the Center of our Decisions	Net Promoter Score		76.3%	✓
	Market Share[1] in Business	Commercial Loans	Top 2	—
		Consumer Loans	Top 2	—
		Demand Deposits	Top 1	✓
Efficiency and Productivity	Cost-to-Income Ratio		35.9%	✓
Sustainability and Commitment to Chile	Return on Average Capital and Reserves[1]		Top 1	✓
	Corporate Reputation[2]		Top 3	✓

Main Achievements and Highlights of the period

- Improvement in face-to face-service times and new functionalities in digital and self-service channels for individuals and companies
- Launch of new "FAN Ahorro" account with 100% digital onboarding and a new current account plan for entrepreneurs.
- Ongoing enhancement of value offerings for investment products, increasing the market share in AUM to 23.6% by June 2024
- Advances in the value offerings, customer experience and digital origination in consumer loans, bancassurance and current accounts.
- Loyalty programs improvements through new VIP lounges at Santiago International Airport.
- Development of diverse initiatives as part of our commitment to sustainability, inclusion and entrepreneurship.
- Significant advances in productivity based on robotic process automation
- Progress in the implementation of a new ERP platform for automation and centralization of purchasing and payment activities for the Bank and subsidiaries, along with new processes to optimize the infrastructure capital expenditures.
- Successful completion of the project aimed at updating our datacenters' networks to achieve high technological and service standards.
- Continuous progress in the technological transformation and modernization of Banchile Administradora General de Fondos and Banchile Corredora de Bolsa.
- Diverse alignment activities to strengthening the link between the corporate strategy and cultural values of collaboration and teamwork.

(1) Based on market shares as of May 31, 2024 (latest available information). Among relevant peers. Demand deposits denominated in local currency. Excluding operations of subsidiaries abroad for market share.
(2) Based on Merco Ranking 2023.

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Economic & Business Environment Economic Outlook The local economy continues to show signs of recovery . In the 1 Q 24 , the GDP grew 2 . 3 % on an annual basis (from 0 . 4 % in the 4 Q 23 ), level that represents the highest expansion in two years . The positive contribution of the external sector drove this improvement, as exports expanded by 3 . 2 % and imports grew by only 1 . 6% , both on an annual a basis . A positive impact came also from consumption, which grew by 1 . 2% , while gross investment remained in negative territory ( - 6 . 1 % YoY) . The breakdown by economic sectors showed a positive influence from mining, which increased 7 . 0 % when compared to the same period of 2023 , while other sectors related to domestic investment, such as construction, still display annual contraction ( - 1 . 1 % on an annual basis) . Available figures from the 2 Q 24 also suggest the economy continued growing . The Monthly Economic Activity Index (IMACEC) posted annual expansions of 3 . 5 % and 1 . 1 % in April and May, respectively, due to the growth of mining and a gradual recovery posted by private consumption . On a sequential basis, however, there have been mixed trends . After the substantial rise in the 1 Q 24 ( 1 . 8 % on a quarterly basis), the GDP decreased on a monthly basis in April and May . Overall, the GDP accumulated a 1 . 3 % growth year - to - date (as of May) . GDP Growth (Annual growth, %) 0.6 0.4 2.3 2.1 - 0.4 Jun - 23 Sep - 23 Dec - 23 Mar - 24 Jun - 24e In this environment, the labor market has gradually been improving . In the quarter ending in May, the unemployment posted an 8 . 3 % rate, representing a slight decrease of 20 bp . when compared to a year earlier, as a result of a 3 . 1 % annual expansion in the labor force and the 3 . 3 % annual rise in employed population, reflecting a greater dynamism . Consequently, the participation rate rose to 62 , 2% , achieving the highest level since the early 2020 (COVID outbreak) . 12m CPI Change & 3m Average Unemployment (In Percentage) 7.6 8.5 5.1 3.9 3.7 4.2 8.9 8.5 8.7 8.3 Jun - 23 Jun - 24e Sep - 23 Dec - 23 Mar - 24 CPI Unemployment Regarding prices, headline inflation has remained hovering around the upper bound of the Central Bank’s target range . In June 2024 , the CPI posted a 4 . 2 % annual rise (slightly above the 3 . 9 % posted in 2023 ) due to the higher - than - expected prices in the 1 H 24 . In depth, this trend has mainly been attributable to : (i) higher volatile prices, such as energy and foods, which rose 11 . 2 % and 6 . 6 % on an annual basis in June 2024 , respectively, (ii) the unexpected persistence in services prices, and (iii) second round effects arising from both past inflation and weaker currency . On a quarterly basis, the CPI rose 1 . 6 % and 0 . 7 % in the 1 Q 24 and 2 Q 24 , respectively . Despite these trends, the Central Bank continued reducing the reference rate . In the last Monetary Policy meeting (held in June), the board reduced the reference rate by 25 bp . to the | 21

Economic & Business Environment - 2.0 0.0 2.0 4.0 6.0 8.0 10.0 12.0 current level of 5 . 75% . The overnight rate has been cut 250 bp . this year and 550 bp . in the current easing cycle beginning in July of 2023 . Nevertheless, given increasing inflationary risks, the Central Bank has adopted a more neutral tone over coming interest rate cuts and the timeframe for convergence to neutral levels . In connection with the evolution of the local monetary policy, we have continued to see mixed trends in interest rates within the local market . In this regard, given the last cut carried out by the Chilean Central Bank, the reference rate almost halved on an annual basis by achieving 5 . 75 % in June 2024 (from 11 . 25 % in June 2023 ) while ending up the 2 Q 24 very close to the Fed Fund Rate that remained at 5 . 5% . Evolution of Interest Rates (Nominal and Real Rates in %) 12.0 10.0 8.0 6.0 4.0 2.0 0.0 Jun - 21 Sep - 21 Dec - 21 Mar - 22 Jun - 22 Sep - 22 Dec - 22 Mar - 23 Jun - 23 Sep - 23 Dec - 23 Mar - 24 Jun - 24 BCP 5y BCU 10y BCP 10y MPR BCU 5y FED Fund Source: Risk America and the Chilean Central Bank. | 22 Even though inflation has continued to return to the Central Bank’s mid - term target range, local prices continued to be under pressure due to both internal factors, such as revised energy prices and the effect of storms and floods on food prices, and external factors, like the monetary policy carried out by the U . S . Federal Reserve (FED), which translates into the depreciation of the Chilean Peso that has a pass - through effect on local CPI . As mentioned earlier, no significant further cuts should be expected to the monetary policy interest rate this year, given the stance of the Central Bank’s Board in relation to inflationary risks . In relation to medium - and long - term interest rates, generally speaking, we witnessed an average upward trend when compared to both June 2023 and December 2023 . In fact, interest rates of the five - year and ten - year CLP bonds issued by the Central Bank ended up the 2 Q 24 at ~ 5 . 8 % and ~ 6 . 2% , respectively, above the ~ 5 . 0 % level shown by both of them in June 2023 and December 2023 . As a result, we are witnessing a flat CLP yield curve, that is expected to steepen in coming quarters, to the extent the monetary policy rate decline to neutral levels . Similarly, both five - year and ten - year CLF bonds issued by the Central Bank passed from levels of ~ 2 . 3 % and ~ 2 . 0% , respectively, in June 2023 to around ~ 3 . 0 % in June 2024 . These trends took place in spite of some volatility that resulted in specific highs and lows over the last twelve months . The upward evolution followed by long - term rates has been particularly marked in the 2 Q 24 , which would be grounded on : (i) inflation forecast revised upwards by the Central Bank and lack of confidence of market agents as to when 12 - month inflation will definitely return to the target range, (ii) a monetary easing process that has taken longer than expected in Chile while being delayed in the U . S . , (iii) lowered demand for fixed - income from institutional investors, and (iv) maturity and rollover of public debt by the Chilean government, among other factors . As for foreign interest rates, the FED has stressed that although inflation has eased over the last year, it remains elevated . As a result, the FED does not expect to move the FED Fund Rate down until inflation has steadily moved towards the target of 2 . 0% . Accordingly, the timing for cuts is not clear yet and the FFR is expected to remain 5 . 5 % over the rest of the year . Expectations for 2024 After the weak expansion displayed by the local economy in 2023 ( 0 . 2% ), we expect a more positive cycle this year . This stance relies on an enhanced outlook for some drivers, such as a less contractionary monetary policy, normalized inflation, and improved terms of trade, among other factors . These elements and the signs of recovery posted this year allow us to expect a 2 . 4 % GDP expansion . On prices, we have raised our CPI forecast for this year, from 3 . 7 % in our previous report to 4 . 3% , as a consequence of the recent announcement regarding the substantial rise in electricity bills that will take place in the next months . According to Central Bank’s estimates, this adjustment in energy prices will impact the CPI upwards by 145 bp . between mid - 2024 and the 2 H 25 . In this environment, the CPI will probably return to the 3 . 0 % target by 2026 . In line with this, we expect the Central Bank to reduce the interest rate to 5 . 5 % this year and resume the easing cycle in 2025 towards a neutral interest rate (estimated at 4 . 5% ) .

Economic & Business Environment

In the fixed-income market, given the recent pieces of information delivered by the Central Bank in terms of pausing the pace of interest rate cuts as well as expectations on the country's economic performance and a more stubborn than expected inflation, mid- and long-term local interest rates would remain higher than previously expected by staying in the range of 5.5% to 6.0% for five- and ten-year Central Bank bonds denominated in CLP and in the range of 2.7% to 3.0% for five- and ten-year Central Bank bonds denominated in CLF. Accordingly, since the monetary policy interest rate is not expected to have significant cuts this year, the yield curve would become more positively sloped only during 2025.

These estimates are subject to risks. From the external front, it is important to monitor: (i) GDP growth of the key trade partners, such as China and the U.S., and (ii) the evolution and potential consequences of armed conflicts in the East. On the local front, the evolution and the final outcome of economic and political reforms, as well as the evolution of domestic investment, given its weakness observed in the current cycle).

Chilean Economy [(1)]	2024(e)
GDP Growth	~2.4%
CPI Variation (EoP)	~4.3%
Monetary Policy Interest Rate (EoP)	~5.5%

(1) Based on Banco de Chile's own estimates and forecasts provided by the Chilean Central Bank in the last Monetary Policy Report as of June 2024.

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Economic & Business Environment Banking Industry Performance and Projections As reported by the CMF, the lending activity – that appeared to have improved in the 1 Q 24 – showed some signs of moderation by returning to negative annual real growth . As of May 31 , 2024 (latest available information) total loans of the local banking industry amounted to Ch $ 234 , 710 , 522 million, which denoted a 2 . 7 % nominal increase and a 1 . 1 % real decline when adjusting for inflation and as compared to a year earlier . Loan Growth (1) (12m % change, in real terms) - 4 3. 7 8% - 2.7% - 2.3% - 1.5% - 3.7% 2.5% 0.1% - 1.1% - 1.9% - 3.2% - 8.5% - 5.8% - 1.1% - 1.7% 1.7% 2.1% 2.4% 2.5% - 1.6% Jun - 23 Sep - 23 Total Loans Residential Loans Dec - 23 Mar - 24 May - 24 Commercial Loans Consumer Loans (1) Figures do not include operations of subsidiaries abroad. As we have mentioned in the past, the behavior of the whole loan book is highly correlated with the path followed by commercial loans, which also posted 12 - month real decline of 3 . 2% ( 0 . 5 % advance in nominal terms), in conjunction with the annual real contraction of 1 . 9% ( 2 . 0 % nominal increase) portrayed by consumer loans . Whereas the former has to do with capital expenditures by companies that continue to wrestle business dynamics that seem to be decoupled from the rebound experienced by the local economy, together with increased delinquency among SMEs, the latter seems to confirm the trend observed last quarter amid an environment of worsened asset quality in personal banking, notwithstanding the incorporation of auto loans formerly held outside of the banking system by one player . In both cases, past - due loans levels have picked up above pre - pandemic averages . Mortgage loans, instead, keep on showing positive real growth, although well below figures seen in the last decade . This is in line with both, economic activity and a demand for housing that has cooled down in light of the prevailing interest rate scenario . These trends are in line with the findings disclosed by the Chilean Central Bank in the credit survey for the 2 Q 24 , which concludes that although the demand from corporations and large companies has enhanced in the margin, borrowing from SMEs remains weak, while the offer conditions do not show significant changes, except for certain industries (Construction & Real Estate) that would be subject to further restrictions . In personal banking, instead, demand for consumer loans seem to be weaker than the previous quarter, while keeping almost unchanged for residential mortgage loans . On the offer side, no increasing restrictions are reported for personal banking loans . In terms of liabilities, deposits continued to be the main funding source . As of May 31 , 2024 , Demand Deposits managed by the industry amounted to Ch $ 65 , 780 , 354 million, denoting an annual nominal expansion 1 . 2 % and a real contraction of 2 . 6 % when adjusting for inflation . As we have mentioned in previous reports, demand deposits seem to have returned to normality after peaking by the end 2021 (due to measures to deal with the pandemic) and bottoming out by the end of 2023 . Therefore, Demand Deposits are expected to retake normal growth as long as the monetary contraction comes to an end . Nevertheless, the reciprocity ratio of demand deposits to total loans continues to slightly hover above the average figure ~ 26 - 27 % over total loans . Likewise, Time Deposits accounted for Ch $ 110 , 086 , 130 million, which denotes a nominal annual increase of 4 . 6 % when compared to May 2023 and a slight real increment in the same period . When looking at the main driver for growth, Time Deposits continue to be fueled by the current levels of short - term interest rates that translate into real positive profitability for investors, as inflation has receded to the Central Bank’s target range . Accordingly, these kinds of deposits still represent an attractive investment alternative, particularly for personal banking customers . In relation to long - term funding, the Debt Issued by the industry (including regulatory capital instruments) | 24

Economic & Business Environment amounted to Ch $ 71 , 375 , 668 million, which denotes an annual expansion of 6 . 7 % when compared to May 2023 while representing most growing funding source for the industry . As mentioned in previous reports, this increase has to do with both the replacement of scheduled maturity of alternative funding, such as the FCIC, and – to a lesser degree – the reinforcement of the capital base in the context of increased capital requirements for some banks . In terms of results, as of May 31 , 2024 the industry has achieved a bottom line of Ch $ 2 , 101 , 269 million, amount that was Ch $ 127 , 525 million or 6 . 5 % above the figure posted as of the same date last year . This annual expansion had primarily to do with : (i) operating revenues increasing Ch $ 631 , 075 million or 9 . 4 % in the same period, primarily as a consequence of an annual increment in net interest income due to the impact of cuts in the monetary policy interest rate on the repricing of short - term time deposits, and (ii) expected credit losses declining Ch $ 161 , 857 million or 11 . 4 % on an annual basis, mainly due to a combination of increased recovery of past - due loans and lower establishment of additional allowances . These factors more than offset the following drivers : (i) an annual increment of Ch $ 443 , 842 million or 15 . 8 % in operating expenses, fostered by increased administrative and other operating expenses that jointly explained ~ 80 % of the total rise, given the effect of cumulative inflation on prices and fares and increased other operating expenses recorded by one banking player, which explains 42 % of the annual variation of operating expenses, and (ii) and annual increment of Ch $ 221 , 566 million or 44 . 0 % in income tax, partly as a result of lower inflation, which is tax deductible, but largely due to the increase in income tax by one banking player, which explains approximately 37 % of the industry’s change . Expectations for 2024 Based on the evidence for the 1 H 24 and recent pieces of information, for the rest of 2024 we expect : In terms of loan growth, there are mixed forces that have led us to revise the real expansion for the industry’s loan portfolio slightly downwards for 2024 . First of all, the loan book managed by the industry posted 1 . 1 % and 0 . 8 % annual and year - to - date real contractions, respectively, as of May 31 , 2024 . On the light side of the story, improved perspectives for the local economy for the rest of the year, in conjunction with lower nominal interest rates, should result in loan growth recovery during the 2 H 24 . Nonetheless, the rebound in economic activity is not translating into a soared lending operations pipeline, particularly in the wholesale banking segment . For this reason, we now believe that the real loan growth for the industry should stand at the range of 0 . 5 % to 1 . 5 % in December 2024 (versus 2 . 0 % to 2 . 5 % predicted last quarter) . Over the rest of the year the expansion Banking System (1) would be steered by both residential mortgage and consumer loans growing above the upper bound of that range, on the grounds of both lower cost of borrowing and improved unemployment, while commercial loans would increase below the range, all excluding operations of subsidiaries abroad . From the funding perspective, the actual behavior of demand deposits during the 1 H 24 gives some clues on the possibility that the reciprocity ratio of demand deposits to total loans will remain above the historical average of 26% - 27 % over the rest of the year, which could translate slightly positive real growth . Also, given the slowdown expected for the monetary easing, as announced by the Central Bank, Time Deposits could gain further momentum instead of decelerating, so we cannot rule out slightly positive real growth by the end of the year, as we suggested last year if a less aggressive than expected easing took place . In addition, given both the total repayment of FCIC and deeper supervisory focus in terms of both capital and liquidity adequacy, as well as interest rate exposures in the banking book, Debt Issued would increase in line with the expansion of residential mortgage loans . Regarding net income, we have revised upwards our forecast for the industry’s NIM, based on : (i) revised expectations for 12 - month inflation from ~ 3 . 7% (predicted last quarter) to ~ 4 . 3 % by December 2024 , (ii) softer - than - expected monetary easing that would result in a higher - than - expected monetary policy interest rate (~ 5 . 5% ) by December 2024 , and (iii) more importantly, the end of the FCIC that will translate into mixed effects including a “base effect” due to the sharp downward correction in the balance sheet (and in interest - earning assets as well) and, on the opposite, lower net interest accrual given the maturity of this funding source . Based on these trends, we expect NIM to be in the range of 3 . 6 % to 4 . 0% , which compares to the prior guidance of 3 . 3 % to 3 . 6% . As for credit risk, past - due loans and expected credit losses should reflect mixed effects during the year based on payment behavior that has deteriorated year - to - date and the expectation on improved – but still constrained – economic conditions by the end of 2024 . Therefore, we foresee ECLs in levels of 1 . 2 % to 1 . 4% , which is slightly lower than the previous guidance ( 1 . 3 % to 1 . 5% ), and Past - Due loans at ~ 2 . 4% (in line with the forecast provided last quarter) . 2024(e) ~5.5% Nominal Loan Growth ~27% – 28% DDA / Total Loans 3.6% – 4.0% Net Interest Margin 1.2% – 1.4% ECL / Avg. Loans ~2.4% Past - Due Loans (>90d) (1) Based on Banco de Chile’s own estimates. | 25

Economic & Business Environment

Market Share in Commercial Loans (1)
(As of May 2024)


16.7%
16.0%
14.4%
11.2%
10.8%
Itaú

Market Share in Consumer Loans (1)
(As of May 2024)


20.0%
18.8%
14.9%
10.9%
8.6%
Itaú

Market Share in Demand Deposits in Local Currency (1)
(As of May 2024)


20.6%
19.6%
14.5%
7.3%
5.0%
Itaú

Market Share in Assets Under Management (2)
(As of June 2024)


23.6%
18.3%
12.3%
5.9%
5.4%
BICE
Itaú

Market Share in Net Income
(As of May 2024)


24.8%
16.6%
12.8%
9.7%
8.1%
Itaú

Return on Average Capital and Reserves
(As of May 2024)


23.5%
14.6%
13.7%
13.2%
10.7%
Itaú

Cost-to-Income Ratio
(As of May 2024)


35.8%
39.2%
43.1%
47.5%
48.2%
Itaú

90-day Past Due Loans
(As of May 2024)


1.4%
1.5%
2.3%
2.6%
2.8%
Itaú

Sources: CMF and Mutual Funds Association
(1) Excluding operations of subsidiaries abroad.
(2) AUM stands for Asset Under Management and the chart includes banking and non-banking mutual funds subsidiaries

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Management Discussion & Analysis Income Statement Analysis 2Q24 and 2024 YTD (In Millions of Ch$) Net Income 2Q24 vs. 2Q23 Our net income amounted to Ch $ 323 , 600 million in the 2 Q 24 , which denoted an annual decrease of Ch $ 8 , 547 million or 2 . 6 % when compared to the figure posted in the 2 Q 23 . Quarterly Net Income (In millions of Ch$) Income Tax Non - Customer Income Customer Income Expected Credit Losses Operating Expenses - 2.6% The annual variation in net income was primarily sustained by: An annual increase of Ch $ 27 , 564 million or 40 . 9 % in Expected Credit Losses (ECLs), which was mainly explained by : (i) net credit quality deterioration in the Wholesale Banking segment in the 2 Q 24 when compared to a year earlier, due to specific customers, (ii) higher impairment of financial assets, mainly due to increased exposures to offshore instruments, and (iii) a volume effect explained by an annual rise of 2 . 6 % in average loan balances . An annual increase of Ch $ 8 , 390 million or 3 . 2 % in operating expenses, mainly attributable to the effect of inflation on UF - indexed line - items, such as personnel and IT expenses . These factors were to some degree counterbalanced by : An annual increase of Ch $ 23 , 116 million or 3 . 1 % in operating revenues, mainly underpinned by an annual rise in customer income due to higher income from loans, improved contribution of deposits and increased fee - based income . These effects were partly offset by an annual decline in non - customer income, mainly due to lower revenues from treasury, particularly from the management of balance sheet gaps associated with interest rates and inflation, which were partly compensated by greater income from the trading and investment activities that benefited from favourable shifts in interest rates . An annual decrease of Ch $ 4 , 291 million or 5 . 1 % in income tax, primarily due to both : (i) a decrease of 3 . 1 % in pre - tax income, and (ii) a decrease in the inflation effect on equity accounts, which is tax deductible under the Chilean tax law, given lower inflation in the 2 Q 24 when compared to the 2 Q 23 . 2024 YTD vs. 2023 YTD As of June 30 , 2024 , we reached a net income of Ch $ 621 , 255 million, which indicates an annual increment of Ch $ 23 , 157 million or 3 . 9 % when compared to the same period last year . Year - to - Date Net Income (In millions of Ch$) Non - Customer Income Income Tax Customer Income Expected Credit Losses Operating Expenses 3.9% The main driver behind this performance was an annual variation in net income primarily sustained by an annual increase of Ch $ 100 , 961 million or 7 . 0 % in operating revenues, explained by improved customer income due to higher income from loans and contribution of deposits . This factor was to some degree counterbalanced by : An annual increase of Ch $ 35 , 224 million or 20 . 4 % in Expected Credit Losses (ECLs) due to : (i) worsened asset quality in both the Wholesale Banking segment and the Retail Banking segment, (ii) a volume effect associated with moderate loan growth, (iii) higher impairment of financial assets measured | 27

Management Discussion & Analysis at FVTOCI and amortized cost, and (iv) an annual increment in cross border risk. Operating expenses that grew Ch $ 28 , 792 million or 5 . 5 % on an annual basis, due to both the effect of greater IT expenses, increased expenses related to fixed - assets relocation and higher personnel expenses (salaries and other benefits) as a result of the collective bargaining process carried out with our unions in the 2 H 23 . An annual increase of Ch $ 13 , 788 or 9 . 1 % in income tax primarily due to an increase of 4 . 9 % in pre - tax income and reduced inflation effect on equity as a result of lower inflation in the 1 H 24 when compared to the 1 H 23 . Return on Average Equity (ROAE) Return on Average Equity (1) (Annualized) 27.6% 24.6% 17.4% 24.6% 23.6% 18.4% 16.6% 15.5% 2Q23 2Q24 Jun - 23 Industry Jun - 24 ROAE (1) Industry  s ratios for the 2Q24 consider the three - month period ended on May 31, 2024. Based on the net income earned as of June 30 , 2024 and the drivers mentioned above, we achieved a ROAE of 24 . 6 % in the 2 Q 24 , that compares with the 27 . 6 % reached a year earlier . Similarly, as of June 30 , 2024 our ROAE amounted to 23 . 6% , which is below the 24 . 6 % registered a year ago . Undoubtedly, the convergence of market factors, such as interest rates and inflation to more normalized levels have a negative impact on returns . However, amid this environment, we continue to lead the industry in profitability . | 28 Banco de Chile Projections For the FY 2024 , we have incorporated in our forecast the changes already present in the balance sheet, once repaid the FCIC obligation, as well as revised expectations in terms of economic performance, inflation and short - term interest rates . Accordingly, we have revised our NIM expectation upwards to ~ 4 . 8 % for 2024 (from ~ 4 . 5 % in the 1 Q 24 ), on the grounds of : (i) the mathematical effect of a significant adjustment in the balance sheet and, more importantly, in the interest - earning assets, since the FCIC was repaid with the proceeds of financial instruments held for that purpose, (ii) an increase in expectation of the 12 - month inflation in December 2024 to ~ 4 . 3% (from ~ 3 . 7 % in the 1 Q 24 ) given the one - time effect associated with electricity fares, and (iii) an even less aggressive than previously expected monetary easing that would take the monetary policy interest rate to ~ 5 . 5 % by the end of 2024 (from 5 . 0 % in the 1 Q 24 ), which have mixed factors for demand and time deposits, although benefiting the contribution of the former for longer - than - expected . These effects, but particularly the downward adjustment in the balance sheet, will be gradually offset by lower accrual on assets as a result of the FCIC maturity . From the credit risk perspective, we continue to see a process of normalization for ECLs . Accordingly, we still believe that our ECL ratio should stand at ~ 1 . 2 % on average in 2024 (excluding additional provisions) . As for efficiency, based on the recovery we have seen in customer income, more favourable market factors and bounded operating expenses, we have revised our expectation for the cost - to - income for 2024 to ~ 37 % from ~ 40 % disclosed in the 1 Q 24 . Based on the above, in absence of non - recurrent factors, for 2024 we have increased our expectation on ROAE for 2024 to ~ 21% (from ~ 19 % in the 1 Q 24 ) . FY 2024 Slightly above industry Loan Growth (Nominal) ~4.8% Net Interest Margin (NIM) ~1.2% Expected Credit Losses / Avg. Loans ~37% Efficiency Ratio ~21% Return on Average Equity (ROAE)

Management Discussion & Analysis Jun - 23 Jun - 24 Change Jun - 24/Jun - 23 Ch$ % Operating Revenues Breakdown (In millions of Ch$) Quarter Change 2Q24/2Q23 2Q23 2Q24 Ch$ % +17.7% 163,013 1,085,176 922,163 +18.5% 86,727 554,842 468,115 Net Interest Income (Interest and Inflation) (27.1)% - 60,357 162,623 222,980 (51.8)% - 62,128 57,880 120,008 Financial Results (1) +9.0% 102,656 1,247,799 1,145,143 +4.2% 24,599 612,722 588,123 Net Financial Income +3.1% 8,405 281,496 273,091 +5.8% 7,848 144,024 136,176 Net Fees and Commisions (18.4)% - 4,437 19,730 24,167 (31.2)% - 5,040 11,138 16,178 Other Operating Income (29.6)% - 1,716 4,080 5,796 +1.2% 44 3,862 3,818 Income attributable to affiliates - - 3,947 - 1,818 2,129 - - 4,335 - 805 3,530 Income from Non - Current Assets Held for Sale +7.0% 100,961 1,551,287 1,450,326 +3.1% 23,116 770,941 747,825 Total Operating Revenues bp. Jun - 24 Jun - 23 bp. 2Q24 2Q23 Key Ratios 33 4.87% 4.54% 40 5.04% 4.64% Net Interest Margin 39 5.23% 4.84% 34 5.33% 4.99% Net Financial Margin 0 1.49% 1.49% 4 1.52% 1.48% Fees to Average Loans In Millions of Ch$ Year - to - Date (1) Include results from financial assets held for trading measured at fair value in P&L, financial assets measured at fair value through other comprehensive income, financial liabilities measured at fair value, trading derivatives, hedge accounting derivatives and foreign exchange transactions. Net Financial Income 2Q24 vs. 2Q23 Net Financial Income Breakdown (In Millions of Ch$) 403,922 464,956 184,201 147,766 588,123 612,722 2Q23 2Q24 Non - Customer Financial Income Customer Financial Income | 29 Net financial income totalled Ch $ 612 , 722 million in the 2 Q 24 , increasing Ch $ 24 , 599 million or 4 . 2 % when compared to the same period last year . This performance strongly relied on the overall improvement of our financial core revenues, as reflected by customer financial income that grew Ch $ 61 , 033 million or 15 . 1 % on an annual basis . This performance was the result of : An annual advance of Ch $ 35 , 123 million in income from loans in the 2 Q 24 . The overall performance of this item was largely influenced by an annual increase of Ch $ 31 , 203 million in income from consumer loans, mainly associated with an improvement on consumer lending spreads and, to a lesser extent, average balances increasing 2 . 6 % on an annual basis, as a result of residential mortgage and consumer loans increasing 7 . 5 % and 4 . 0% , respectively . An annual rise of Ch $ 16 , 641 million in income from time deposits (TD) . This effect was the result of improved margins, due to an active pricing management that has leveraged on our digital transformation strategy and actions take to increase efficiency in the front office, in conjunction with average balances that increased 3 . 2 % on an annual basis . An annual improvement of Ch $ 8 , 648 million in the contribution of demand deposits (DDA) to our funding cost, associated with and increment of 5 . 2 % in average balances and an higher margins . These positive trends were partly counterbalanced by an annual decrease of Ch $ 32 , 358 million from the management of both our balance sheet and financial positions handled by our Treasury, as a consequence of opposite effects . This change was largely driven by lower income from the management of interest rate and term mismatches by Ch $ 33 , 151 million due to more normal local

Management Discussion & Analysis 787,438 906,208 357,705 341,591 1,145,143 yield curves and the end of the FCIC, all of which was partly offset by higher results from the management of our trading and investment portfolios due to both a low comparison base as these portfolios were battered by adverse interest rate movements last year while benefiting from positive shift in market factors this year . 2024 YTD vs. 2023 YTD Net Financial Income Breakdown (In Millions of Ch$) 1,247,799 Jun - 23 Jun - 24 Non - Customer Financial Income Customer Financial Income Our net financial income totalled Ch $ 1 , 247 , 799 million as of June 30 , 2024 , which represents an annual increase of Ch $ 102 , 656 million or 9 . 0 % when compared to the same period last year . This performance was primarily fostered by the significant improvement of our financial core revenues, as reflected by customer financial income growing Ch $ 118 , 770 million or 15 . 1 % on an annual basis, from the level of Ch $ 787 , 438 million posted in the 1 H 23 to Ch $ 906 , 208 million in the 1 H 24 . In a drill - down into the main factors explaining this performance, we may highlight : An annual increase of Ch $ 65 , 880 million in income from loans, from Ch $ 411 , 723 million as of June 30 , 2023 to Ch $ 477 , 603 million as of June 30 , 2024 , which is aligned with the positive trend observed in quarterly figures . Once again, this increment was influenced by improved lending spreads and increasing average balances, particularly fostered by Personal Banking . An annual rise of Ch $ 38 , 045 million in income from time deposits (TD) . As already mentioned, this increase was related to higher margins and greater average balances, | 30 prompted by reinforced pricing management that came up from efficiency and productivity initiatives. An annual improvement of Ch $ 29 , 386 million in the contribution of demand deposits (DDA) to our funding cost, mostly associated with a greater average balances and an increase in margins, due to interest rates that have remained at above normal levels for longer than expected . These effects were partly offset by a decrease Ch $ 29 , 667 million from balance sheet and financial positions managed by our Treasury, which was the consequence of mixed factors, including : (i) a decline in the contribution of our structural net asset position indexed to the UF by Ch $ 27 , 551 million, primarily due to lower UF variation in the 1 H 24 versus the 1 H 23 , (ii) revenues from interest rate and term gapping that decreased Ch $ 16 , 887 million on an annual basis, which was adversely affected by the end of FCIC while positively affected by decreasing short - term interest rates, and (iii) income from sales and structuring that declined Ch $ 4 , 731 million due to slower commercial activity . These factors were partly offset revenues from the management of both the investment and trading portfolios that climbed Ch $ 18 , 341 million by benefiting from favourable shifts in interest rates, particularly in the 1 Q 24 . Net Financial Margin (NFM) As a results of the drives previously mentioned, we reached a net financial margin of 5 . 33 % in the 2 Q 24 and 5 . 23 % as of June 30 , 2024 , which represents annual improvements of 34 bp . and 39 bp . , when compared to the 2 Q 23 and the 1 H 23 , respectively . This annual change in NFM was mostly influenced by improved commercial margins on both loans and deposits . Net Financial Margin (1) (Net Financial Income / Avg. Interest Earning Assets) 4.99% 5.33% 4.84% 4.08% 4.25% 3.97% 5.23% 4.23% 2Q23 2Q24 Jun - 23 BCH Industry Jun - 24 (1) Industry  s ratios for the 2Q24 consider the three - month period ended on May 31, 2024. In addition, we outperformed by 108 bp . the net financial margin of 4 . 25 % posted by the industry in the 2 Q 24 . Similarly, year - to - date we managed to outpace by 100 bp . the net financial margin of 4 . 23 % posted by the industry as of June 30 , 2024 .

Management Discussion & Analysis Net Fee Income 49,202 49,012 30,704 27,451 28,880 34,341 13,736 15,752 11,314 2,340 14,614 2,854 2Q24 vs. 2Q23 Our net fee income amounted to Ch $ 144 , 024 million in the 2 Q 24 , which denotes an annual increase of Ch $ 7 , 848 million or 5 . 8 % when compared to the Ch $ 136 , 176 million posted in the 2 Q 23 . Net Fee Income (In Millions of Ch$) 144,024 136,176 Others Transactional Services 2Q23 2Q24 Main underlying causes explaining the annual variation were : Higher fee - income from Mutual Funds management by Ch $ 5 , 461 million or 18 . 9 % on an annual basis . This change was largely explained by a 42 . 3 % annual increment in average assets under management (AUM), explained by the launch of new mutual funds (representing around 80 % of the total increase in AUM) . This effect was partially compensated by lower income from equity funds and a change in the mix . An increase of Ch $ 2 , 016 million or 14 . 7 % in fees related to credits and contingent loans . This was comprised of : (i) an increment of Ch $ 1 , 204 million associated with fees from credit prepayments (especially from consumer loans), due to the decline in interest rates, particularly for shorter terms, as compared to the 2 Q 23 , and (ii) higher fees associated with contingent loans by Ch $ 892 million on an annual basis, as a result of the upsurge posted by trade finance loans . An increment of Ch $ 1 , 622 million in fees coming from Cash Management Services from Ch $ 857 million in the 2 Q 23 to Ch $ 2 , 479 million in the 2 Q 24 , mainly explained by updated fares associated with interbank clearance . These positive factors were to some degree compensated by lower fees from Insurance Brokerage by of Ch $ 3 , 253 million or 10 . 6 % on an annual basis . This was in line with a decline of 1 . 4 % in written Stock Brokerage Credits, contingent loans and repayments Mutual Funds Insurance Brokerage 103,220 59,367 55,641 57,275 66,737 27,045 32,631 21,641 4,543 273,091 premiums in the 2 Q 24 in comparison to the 2 Q 23 as a result with lower activity in non - credit related insurance . 2024 YTD vs. 2023 YTD On a year - to - date basis, net fee income grew Ch $ 8 , 405 million or 3 . 1 % on a yearly basis, from Ch $ 273 , 091 million as of 1 Q 23 to Ch $ 281 , 496 million earned as of the same period of 1 Q 24 . Net Fee Income (In Millions of Ch$) 281,496 Others 30,270 5,330 Stock Brokerage Insurance Brokerage 90,887 Transactional Services Jun - 23 Jun - 24 The annual increase in fee income was the consequence of the following factors: An annual increment of Ch $ 9 , 462 million or 16 . 5% , due to a 39 . 9 % expansion in average AUM that resulted in a market share increase in fixed - income funds . However, this increment was overshadowed by both changes in the portfolio mix and also by lower commissions produced by a more competitive environment . A yearly increase of Ch $ 5 , 586 million or 20 . 7 % in fees related to credits and contingent loans . In this regard, credit prepayments explained Ch $ 2 , 215 million of the annual surge, which was especially fostered by increased prepayments of consumer loans explaining ~ 70 % of the whole rise . As mentioned, this is explained by sliding interest rates, particularly in the short - term . This effect coupled with and annual increase of Ch $ 2 , 112 million in fees from contingent loans, due the same reasons mentioned earlier . An annual increment in fees coming from Cash Management Services by Ch $ 4 , 001 million, primarily explained by fares for interbank clearance that were revised downwards, as previously indicated . | 31 Credits, contingent loans and repayments Mutual Funds

Management Discussion & Analysis These positive factors were partly compensated by lower fees of from Transactional Services by Ch $ 12 , 333 million or 11 . 9 % as of June 30 , 2024 when compared to the same period last year . This decline was mainly the consequence of : (i) lower fees coming from sight accounts and ATMs by Ch $ 8 , 285 million on an annual basis, and (ii) an annual decrease in fee - income from credit cards for an amount of Ch $ 6 , 072 million . The reduction in interchange fees carried out by the Technical Committee in 2023 is the main driver conducting the decline in fees from transactional services, as it has continued to be gradually adopted (starting in October 2023 to be fully in place in October 2024 ) . This effect has partly been offset by increases of 15 . 1 % and 10 . 2 % in the volumes of transactions made with debit and credit cards by customers, respectively, in the 1 H 24 when compared to the 1 H 23 . Expected Credit Losses (ECLs) 2Q24 vs. 2Q24 Our Expected Credit Losses (ECLs) increased Ch $ 27 , 564 million or 40 . 9 % on an annual basis, by reaching Ch $ 94 , 936 million in the 2 Q 24 . Expected Credit Losses (In Millions of Ch$) 2Q23 2Q24 In Millions of Ch$ Quarter Change 2Q24/2Q23 Ch$ % This annual change was related to : An annual net deterioration that caused an increase of Ch $ 18 , 834 million in ECLs as a result of the combination of two effects : (i) a comparison base effect explained by provision releases during 2 Q 23 due to the particular improvements in the financial or business environment conditions for certain customers in the real estate, construction and transportation sectors, which resulted in lower - than - usual ECLs a year ago, and (ii) provisions established in the 2 Q 24 due to changes in the Wholesale Banking segment asset quality, as reflected by a rise in Loan Loss Allowances Loan Loss Allowances (1.2)% (9,424) 768,968 778,392 Initial Allowances (0.8)% (6,706) 786,591 793,297 Initial Allowances +8.4% (16,575) (214,686) (198,111) Charge - offs +3.4% (3,434) (103,976) (100,542) Charge - offs - (228) (228) 0 Sales of Loans - (228) (228) 0 Sales of Loans (223.9)% 10,725 5,935 (4,790) Allowances FX effect (724.7)% (4,167) (3,592) 575 Allowances FX effect +11.1% 22,515 226,151 203,636 Provisions established, net +25.1% 21,548 107,345 85,797 Provisions established, net +0.9% 7,013 786,140 779,127 Final Allowances +0.9% 7,013 786,140 779,127 Final Allowances Expected Credit Losses Expected Credit Losses +11.1% 22,515 226,151 203,636 Provisions Established Loans +25.1% 21,548 107,345 85,797 Provisions Established Loans (162.7)% 218 84 (134) Provisions Established Banks (161.3)% 221 84 (137) Provisions Established Banks (125.8)% 3,936 808 (3,128) Provisions Contingent Loans (39.5)% 1,236 (1,893) (3,129) Provisions Contingent Loans +66.3% 2,687 6,740 4,053 Prov. Cross Border Loans +1.3% 43 3,403 3,360 Prov. Cross Border Loans (154.2)% 7,473 2,628 (4,845) Financial Assets Impairments (129.8)% 4,973 1,143 (3,830) Financial Assets Impairments - 0 0 0 Additional Provisions - 0 0 0 Additional Provisions +6.0% (1,605) (28,307) (26,702) Recoveries +3.1% (457) (15,146) (14,689) Recoveries +20.4% 35,224 208,104 172,880 Expected Credit Losses +40.9% 27,564 94,936 67,372 Expected Credit Losses delinquency rates from 0 . 67 % in the 2 Q 23 to 0 . 74 % in the 2 Q 24 , which coupled with risk profile deterioration of some specific wholesale customers belonging to the transportation sector . An annual increment in impairment of financial assets measured at both FVTOCI and amortized cost by Ch $ 4 , 973 million on an annual basis, as a result of both higher credit spreads, together with increased exposures in fixed income instruments issued by U . S . banks . A volume effect (loan growth and mix effect) explaining an annual increase of Ch $ 3 , 714 million in ECLs, which relied on an annual rise of 2 . 6 % in average loan balances in the 2 Q 24 . At a segment level, this annual change was almost entirely concentrated in the Retail Banking segment, fostered by annual rises of 7 . 5 % and 4 . 0 % in the average balances of residential mortgage and consumer loans, respectively . 2024 YTD vs. 2023 YTD As of June 30 , 2024 , our ECLs amounted to Ch $ 208 , 104 million, which posed an annual growth of Ch $ 35 , 224 million or 20 . 4 % when compared to the same period of 2023 . Expected Credit Losses (In Millions of Ch$) Change Jun - 24/Jun - 23 Ch$ % Year - to - Date Jun - 23 Jun - 24 In Millions of Ch$ The annual variation was explained by : An annual increase of Ch $ 17 , 241 million in ECLs as a result of mixed asset quality patterns in the Retail Banking and Wholesale Banking segments : As in quarterly figures, ECLs in the Wholesale Banking segment showed an net annual increase of Ch $ 27 , 746 million in the 1 H 24 when compared to the 1 H 23 . This increase was underpinned by both a comparison base effect associated with lower - than - normal ECLs in the 1 H 23 , due to some | 32

| 33 allo wa n c e rel e ase , an d a ls o du e t o a rise i n de l inquenc y rat e s and worsened risk profiles of specific wholesale clients . The above was to some extent offset by a credit quality improvement in the Retail Banking segment that resulted in lower ECLs by Ch $ 10 , 658 million in the 1 H 24 when compared to the same period last year . This decrease had mainly to do with stable delinquency indicators in the 2 Q 24 in comparison with increasing past - due ratios in the 2 Q 23 , all resulting in lower ECLs coming from our provisioning models . ⭬ A volume effe c t ( l oa n gro wth a n d mi x effect ) ex p lainin g an annual increase of Ch $ 7 , 823 million in ECLs, mainly explained by an annual rise of 2 . 9 % in average loan balances in the 1 H 24 that in turn was entirely concentrated in the Retail B a nkin g s egm en t . ⭬ Higher impairment of financial assets measured both FVTOCI and amortized cost by Ch $ 7 , 473 million on an annual basis, fo r th e sam e re a son s menti o n e d f o r qua rterly fi g ures . ⭬ An annual growth of Ch $ 2 , 687 million in ECLs associated with cross border loans as a result of diverse factors, includin g : (i) incre ased ex pos ur e s t o off - sho re counte rp a rti e s , (ii) changes in the risk profile of certain customers, and (iii) a 7 . 8 % Chilean peso depreciation in the 1 H 24 that compares t o a 5 . 8 % Chi l ea n peso a pprec i atio n i n the s a m e perio d l a s t year . E x p e c t e d C r e d i t L o s s e s R a t i o Based on the above, our ECLs ratio (annualized ECLs over average loans) accounted for 1 . 00 % in the 2 Q 24 , which was 27 bp . above the 0 . 73 % posted in the 2 Q 23 . As of June 30 , 2024 , our E C L s r a t i o s ho w e d a s i m i l a r t r e n d b y po s t i n g a n i n c rea s e o f 1 6 bp . from 0 . 94 % as of June 30 , 2023 to 1 . 10 % this year . E xpecte d C r edi t L o s s e s R at i o (1) ( Exp e ct ed C r e d i t L oss e s / Av er a g e L o a ns) 0.73% 1.00% 0.94% 1 . 10% 1.23% 1 . 15% 1 . 34% 1 . 17% 2 Q 2 3 2 Q 2 4 J un - 2 4 Jun - 23 BCH Industry (1) Industry  s ratios for the 2Q24, consider the three - month and the year - to - date periods e n d e d o n M a y 3 1 , 2 0 2 4 . Based on our ECLs ratios, we continued to outperform the industry in terms of risk expenses by 15 bp . in the 2 Q 24 when compared an d b y 7 bp . a s o f Jun e 30 , 202 4 . Going forward, we expect our ECL ratio to stand at the range of 1 . 1% - 1 . 2 % over the rest of 2024 , although we cannot rule out specific peaks during the year depending on the evolution of some specific sectors and the consolidation of improved economic performance . Pas t - D u e Lo a n s Regarding non - performing loans, our past - due ratio (loans overdue 90 days or more) amounted to 1 . 49 % in June 2024 , which compares to the 1 . 33 % reached in the same period last year . The evolution of our past - due ratio reflects that credit risk metrics continues to normalize while reflecting the lagged effects of subdued economic indicators that have not been able to gain momentum . Pas t D ue R ati o (1) ( >9 0 d P a s t - D ue L o a n s / T o t a l L o a n s ) 1 . 33% 1 . 35% 1.43% 1.50% 1 . 49% 1 . 95% 2 . 04% 2 . 15% 2 . 26% 2.33% Jun - 24 Mar - 24 S ep - 2 3 D e c - 2 3 Jun - 23 Industry BCH (1) Industry  s ratio as of June 2024, consider the year - to - date period ended on May 31, 2024. The increasing trend in delinquency has affected asset quality across the board in both the Retail and the Wholesale Banking segment . In fact, when looking at every lending product, the industry as a whole has seen an increase in past - due loans ratios above the levels seen before the pandemic for both commercial and consumer loans . In the case of residential mortgage loans, delinquency for the industry remains below pre - pandemic figures although posting a steady steepening since mid - 2022 . In this context , sinc e ou r delinquen c y l evel s i n consum e r loa n s r e ma i n below pre - pandemic figures, we continued to outperform the bankin g sys t e m i n ove rall deli n que nc y b y 8 4 b p . b y the e n d o f 2 Q 24 .

Management Discussion & Analysis Operating Expenses | 34 2Q24 vs. 2Q23 Our operating expenses totaled Ch$272,803 million in the 2Q24, Impairments 12 1,418 1,406 +11716.7 % which represents an annual expansion of Ch$8,390 million only Operating Expenses (In Millions of Ch$) 3.2%. Change Jun - 24/Jun - 23 In Millions of Ch$ Year - to - Date Ch$ % Jun - 23 Jun - 24 Operating Expenses +4.1% 11,040 279,834 268,794 Personnel expenses $) (In Millions of Ch +7.1% +1.0% 13,986 486 211,904 46,788 197,918 46,302 Administrative expenses Depreciation and Amort. Change 2Q24/2Q23 2Q24 Ch$ % In Millions of Ch$ Quarter 2Q23 - 1,529 1,512 (17) Impairments +2.7% 3,648 138,424 134,776 Personnel expenses +11.8% 1,751 16,609 14,858 Other Oper. Expenses +3.8% 3,754 102,681 98,927 Administrative expenses +5.5% 28,792 556,647 527,855 Total Operating Expenses (0.7)% (157) 23,386 23,543 Depreciation and Amort. (3.6)% (261) 6,894 7,155 Other Oper. Expenses +3.2% 8,390 272,803 264,413 Total Operating Expenses bp. / % 2Q24 2Q23 Additional Information +3bp 35.4% 35.4% Op. Exp. / Op. Rev. +9bp 2.0% 1.9% Op. Exp. / Avg. Assets (5.5)% 11,955 12,652 Headcount (#) - EOP (8.4)% 240 262 Branches (#) - EOP This increase was primarily driven by : An annual increment of Ch $ 3 , 754 million or 3 . 8 % in administrative expenses primarily explained by both an increase in IT - related expenses by Ch $ 1 , 866 million or 4 . 3 % associated with improvements applied to digital infrastructure and internal initiatives that pursue to boost operational efficiency, as well as an annual rise in expenses related to product delivery services to customers by Ch $ 1 , 006 million . Greater personnel expenses by Ch $ 3 , 648 million or 2 . 7 % in the 2 Q 24 when compared to the 2 Q 23 , mainly due to an increase of Ch $ 5 , 810 million in salaries, benefits and other payments to the staff, which in turn was primarily the result of the inflation recognition as agreed in existing collective bargaining agreements . This factor was partly offset by an annual decrease of Ch $ 2 , 163 million or 40 . 8 % in severance payments, which is mainly attributable to the organizational optimization process in our continuous efficiency efforts, as well as branch optimization plans that have leveraged on a comprehensive digital strategy . An annual increase of Ch $ 1 , 406 million in impairments due to the establishment of allowances associated with expected losses for accrued and unpaid accounts receivables related to fees for portfolio management services provided by our Mutual Funds subsidiary, due to liquidity constraints of three investment funds . 2024 YTD vs. 2023 YTD As of June 30 , 2024 , our operating expenses totaled Ch $ 556 , 647 million, which represented an annual expansion of Ch $ 28 , 792 million or 5 . 5 % when compared to the same period of 2023 . bp. / % Jun - 24 Jun - 23 Additional Information (52)bp 35.9% 36.4% Op. Exp. / Op. Rev. +8bp 2.0% 1.9% Op. Exp. / Avg. Assets (5.5)% 11,955 12,652 Headcount (#) - EOP (8.4)% 240 262 Branches (#) - EOP This annual increase was primarily driven by : Administrative expenses that went up by Ch $ 13 , 986 million or 7 . 1% , on the grounds of IT - related expenses that increased Ch $ 7 , 177 million or 8 . 3% , which primarily relied on greater expenses associated with software license updates, IT support services and cloud usage expenses . To a lesser degree, this effect coupled with an increase in maintenance of fixed - assets by Ch $ 3 , 722 million or 16 . 6% , which was explained by approximately Ch $ 2 , 000 million of further expenses related to relocation of part of our ATM network, due to the expiration of a former commercial partnership . An annual increment of Ch $ 11 , 040 million or 4 . 1 % in personnel expenses, largely due to higher salaries as a result of inflation recognition and a base increment that stemmed from the collective bargaining process carried out in the 2 H 23 . The above coupled with other benefits to the staff in the 1 Q 24 , also related to the renegotiation process . Higher other operating expenses by Ch $ 1 , 751 million or 11 . 8% , which was primarily related to further expenses related to operations associated with leasing loans . An annual increment of Ch $ 1 , 529 million in impairments associated with our Mutual Funds subsidiary, as mentioned earlier .

Management Discussion & Analysis Efficiency Ratio Our efficiency ratio reached 35 . 4 % in the 2 Q 24 , which denotes a slight decrease of 3 bp . as compared to the same period of 2023 . As of June 2024 , the efficiency ratio stood at 35 . 9% , which represented an annual improvement of 52 bp . when compared to the same period of the previous year . Efficiency Ratio (1) (Operating Expenses / Operating Revenues) 35.4% 35.4% 36.4% 35.9% 40.8% 44.4% 42.0% 44.3% 2Q23 2Q24 Jun - 24 Jun - 23 BCH Industry (1) Industry  s ratios for the 2Q24 consider the three - month periods ended on May 31, 2024. | 35 In line with our corporate strategy, we aim to continue improving our productivity and efficiency through different operational and administrative initiatives . These actions have allowed us to outpace the industry once again in terms of the cost - to - income ratio by achieving a favorable gap of 900 bp . in the 2 Q 24 and 846 bp . as of June 30 , 2024 .

Management Discussion & Analysis Business Segments Performance 2Q24 and 2024 YTD (In Millions of Ch$) Our income before income tax amounted to Ch $ 403 , 202 million in the 2 Q 24 . This level denotes an annual decline of Ch $ 12 , 838 million or 3 . 1 % when compared to the 2 Q 23 . In terms of composition, in the 2 Q 24 the main source of income before income tax was the Retail Banking segment that contributed with 48 . 2 % share of our total amount, followed by the Wholesale Banking segment that explained 43 . 0 % of the pre - tax income . To a lesser degree, our Subsidiaries and the Treasury business contributed with 5 . 4 % and 3 . 4% , respectively . On a year - to - date basis, our pre - tax income reached Ch $ 786 , 536 million as of June 30 , 2024 , Ch $ 36 , 945 million above the figure posted in the same period of 2023 . In terms of composition, as of June 30 , 2024 our pre - tax income was primarily explained by Retail Banking segment that contributed with 47 . 5 % to the total amount, followed by the Wholesale Banking segment with a 43 . 1 % of contribution to the total income before income tax . As usual, the main business segment were followed by Subsidiaries and Treasury that contributed with 6 . 0 % and 3 . 5 % of the total amount, respectively . On July 5 , 2024 , we received approval from the CMF for the establishment of an Acquiring and Processing Services Subsidiary in the context of the four - party model in the credit cards business . Quarterly Pre - Tax Income by Business Segment (In Millions of Ch$) 416,040 403,202 2Q23 Treasury Wholesale Banking 2Q24 Retail Banking Subsidiaries Year - to - Date Pre - Tax Income by Business Segment (In Millions of Ch$) 749,591 786,536 Jun - 23 Treasury Wholesale Banking Jun - 24 Retail Banking Subsidiaries | 36

Management Discussion & Analysis Retail Banking Segment The Retail Banking segment recorded pre - tax income of Ch $ 194 , 368 million in the 2 Q 24 , which denoted an annual increase of Ch $ 23 , 263 million when compared the 2 Q 23 . This advance was mainly the consequence of an annual rise of Ch $ 31 , 413 million in operating revenues due to positive growth in income from loans, particularly fostered by consumer lending, higher contribution of demand and time deposits to our cost of funds all of which enabled the segment to offset lower income from term gapping that are partly allocated to the segment’s results . This effect was partly offset by : (i) an annual increase of Ch $ 4 , 366 million in ECLs, which was primarily supported by a volume effect (loan growth and mix effect), explained by an annual rise of 4 . 3 % in average loan balances, and (ii) an annual increase of Ch $ 3 , 784 million in operating expenses, which was associated with diverse factors, such as the recognition of cumulative inflation on salaries, greater IT expenses related to digital infrastructure improvements and higher expenses associated with product delivery services to customers . As of June 30 , 2024 , the Retail Banking segment recorded pre - tax income of Ch $ 373 , 455 million, which was Ch $ 71 , 192 million or 23 . 6 % above the level posted in the same period last year . This performance was mainly the result of two opposite factors . On a positive tone, operating revenues recorded an annual growth of Ch $ 88 , 950 million, mostly due to the previously mentioned increment from consumer lending and higher contribution from demand and time deposits in the 1 H 24 when compared to the 1 H 23 , which more than offset the impact of both lower inflation on the UF exposure and decreased income from term gapping that are partly allocated to the segment . On the other hand, operating expenses posted an annual increase of Ch $ 20 , 516 million, advance that was mostly associated with recognition of cumulative inflation on salaries, greater IT - related expenses and increased costs linked to improvements in infrastructure and branches to address new market trends in digital banking and self - services tools . Wholesale Banking Segment The Wholesale Banking segment posted pre - tax income of Ch $ 173 , 323 million in the 2 Q 24 , which represented a decrease of 17 . 5 % when compared to the 2 Q 23 . This performance was mainly the result of an increment of Ch $ 18 , 226 million in ECLs in the 2 Q 24 , which was mostly explained by a comparison base effect explained by provision releases during the 2 Q 23 , due to particular improvements in the financial or business environment conditions for certain customers in the real estate, construction and transportation sectors, which resulted in lower - than - usual ECLs a year ago . The above couple with provisions established in the 2 Q 24 due to changes in the Wholesale Banking segment asset quality, mainly related to a rise in delinquency rates and to risk profile deterioration of some specific wholesale customers belonging to the transportation sector . In the same direction, we observed lower operating income by Ch $ 16 , 426 million on an annual basis, influenced by lower income from term gapping that is partly allocated to this segment and higher operating expenses by Ch $ 2 , 060 million, especially concentrated in personnel and administrative expenses as a result of the recognition of cumulative inflation . As of June 30 , 2024 , the Wholesale Banking segment posted pre - tax income of Ch $ 338 , 675 million, which represented a decrease 11 . 6 % when compared to the same period of 2023 . Similar to the figures observed for the quarter, this performance was primarily based on : (i) an increment of Ch $ 30 , 510 million in ECLs in the 1 H 24 , which was mostly explained by a low base of comparison, due to the release of provisions in the 1 H 23 , and higher risk expenses during the 1 H 24 , (ii) lower operating income by Ch $ 10 , 914 million on an annual basis, largely influenced by the effect of both lower inflation on the UF position and a decrease in term gapping income that are partly allocated to this segment, which was partly offset by higher fees and commissions and, (iii) higher operating expenses by Ch $ 3 , 142 million related to the same reasons mentioned before . | 37

Management Discussion & Analysis Treasury Segment The income before income tax earned by our Treasury segment amounted to Ch $ 13 , 789 million in the 2 Q 24 , which represents an annual advance of Ch $ 2 , 132 million or 18 . 3 % when compared to the same period of 2023 . The annual increase was primarily fostered by higher results from the management of the Debt Securities desk by Ch $ 9 , 373 million, which was the result of both very unfavorable changes in market factors in the 2 Q 23 , which set a low basis for comparison, and – more importantly – market gains and favourable accrual in the 2 Q 24 , particularly in local fixed - income instruments . This positive factor was to some degree offset by : (i) lower revenues from the management of our Trading desk by Ch $ 3 , 231 million, which was primarily explained by unfavorable XVA adjustments, that were to some degree offset by better results from fixed - income and the management of our FX intraday position, and (ii) an annual rise of Ch $ 4 , 973 million in impairment of financial assets given both increased positions in fixed - income instruments issued by foreign banks and improved credit spreads in the 2 Q 23 . On a year - to - date basis, the pre - tax income of our Treasury segment amounted to Ch $ 27 , 289 million as of June 30 , 2024 , which is equivalent to an annual advance of Ch $ 10 , 530 million or 62 . 8 % when compared to the same period of 2023 . This favourable change was fostered by : (i) increased results from the management of our Debt Securities desk by Ch $ 11 , 791 million on an annual basis, due to both a low comparison base as the 1 H 23 was still marked by very high cost of funds for these positions and more favourable changes in market factors this year that benefited the marking - to - market of some instruments, and (ii) an increment of Ch $ 6 , 549 million in revenues generated by our Trading desk, which was largely explained by a very auspicious 1 Q 24 , when this desk benefited from significant and sudden changes in local interest rates due to unexpected changes in inflation, among other factors . These factors were to some degree offset by a surge of Ch $ 7 , 473 million in impairment of financial assets given a comparison base effect (improved credit spreads the 1 H 24 ) and also due to increase positions in bonds issued by U . S . banks this year . Subsidiaries Our Subsidiaries reached pre - tax income of Ch $ 21 , 722 million in the 2 Q 24 , amount that was Ch $ 1 , 521 million lower to the level posted in the same period of 2023 . This annual decline mainly relied on : (i) a lower pre - tax income of Ch $ 1 , 331 million from our Stock Brokerage subsidiary explained by higher administrative expenses of due explained by IT projects carried out during 2024 to bolster the technological infrastructure and capabilities, which was partly compensated by higher operating revenues that were boosted by fee - income, (ii) a lower pre - tax income of Ch $ 942 million from our Insurance Brokerage subsidiary, which was mostly explained by a decline of Ch $ 1 , 020 million in operating revenues due to lower fee - income that stemmed up from a decrease in written premiums as a result of a slowdown in non - credit related insurance . The above was to some degree offset by an annual increase of Ch $ 807 million in income before income tax generated by our Mutual Funds subsidiary, primarily as a result of higher fee - income, which was in line with a 42 . 3 % annual increase in average AUM, while being partly offset by higher impairments due to increased provisions to cover potential losses on account receivables . As of June 30 , 2024 our Subsidiaries posted a pre - tax income of Ch $ 47 , 116 million, which represented a slight annual decline of Ch $ 211 million or 0 . 4 % when compared to the same period of 2023 . This change was mainly steered by a decline in pre - tax income of Ch $ 1 , 640 million from our Investment Banking subsidiary mostly related to a decline in business activity in the 1 H 24 that has decoupled from improved economic performance . This decline was partly compensated by greater pre - tax income by Ch $ 1 , 537 million generated by our Mutual Funds subsidiary, largely due to higher fee - income caused by average AUM that soared 39 . 9 % on an annual basis, which is in line with the trend observed over the last quarters while more than offsetting the increase in operating expenses related to technological modernization and higher impairments reflecting provisions for account receivable potential delinquency, as mentioned earlier . To a lesser degree our Securities Brokerage subsidiary posted an annual increase of Ch $ 785 million in pre - tax income due to higher operating revenues on the grounds of both fee - income and net financial income, which more than offset the increase in operating expenses due to IT modernization . | 38

Management Discussion & Analysis Balance Sheet Analysis As of June 2024 (In Millions of Ch$) Loan Portfolio After demonstrating an improving trend during the 1 Q 24 , the pace of growth in the industry’s loan book seemed to lose some momentum in the first two months of the 2 Q 24 . This slowdown was particularly clear in commercial loans . Instead, residential mortgage loans continued to show a modest upward trajectory, while consumer loans displayed mixed behavior . These have been common trends across the board as lending activity has not taken off hand - in - hand with the improved economic activity seen in some sectors . The track followed by loans is in line with the evolution of key components of the Monthly Economic Activity Indicator (IMACEC) . Although the overall IMACEC portrayed a 2 . 3 % annual growth as of May 2024 , this rebound has primarily been steered by a 4 . 4 % growth in the mining sector, while the manufacturing, commerce and services sectors achieved cumulative expansions of 1 . 7% , 0 . 5 % and 1 . 9% , respectively . These figures are supported by industry indicators such as the Monthly Retail Commerce Sales Index and Manufacturing Index that have rebounded from negative territory in 2023 to year - to - date expansions of 3 . 6 % and 3 . 1% , respectively, as of May 2024 . These figures have supported a modest upward trend in consumer loans while growth in residential mortgage loans continued to be conducted by a combination of factors including a demand for housing that keeps on growing, yet at a more moderate pace . These drivers are relatively in line with the findings delivered by the Central Bank in the Quarterly Credit Survey that shows a demand for loans from individuals have weakened in the margin on sequential basis for consumer loans, while unchanged for residential mortgage loans . As for commercial loans, according to the Central Bank, the demand for loans from corporations and large companies has strengthened in the margin when compared to the 1 Q 24 , while borrowing from SMEs remained sluggish . As such, demand for commercial loans continued to be decoupled from overall economic indicators . Furthermore, offer conditions for individuals and for most of companies do not present further restrictions when compared to last quarter . However, according to the Central Bank, lending conditions for some specific sectors (construction and real estate) have constrained in the margin on a sequential basis . In this scenario, our loan portfolio amounted to Ch $ 37 , 910 , 467 million as of June 30 , 2024 , which represented an annual increase of 4 . 0 % when compared to a year earlier . When adjusting by 12 - month inflation, measured as UF variation, our loan book remained all but flat, which represent an enhancement in relation to the annual real growth posted in the 1 Q 24 . Although all lending families continues to grow in nominal terms on an annual basis, the overall expansion continues to be fostered by growth in Personal Banking that has enabled us to offset the slowdown in commercial loans . Loan Portfolio Evolution (In Millions of Ch$ and %) 36,441,255 37,600,704 37,910,467 Jun - 23 Commercial Loans Dec - 23 Residential Loans Jun - 24 Consumer Loans +4.0% 52% 33% 14% 5,330,887 5,306,436 +0.5% 5,156,922 12,691,505 12,303,154 11,843,185 +3.2% 19,888,075 19,991,114 19,441,148 (0.5)% +0.8% In this regard, the main driver for annual loan growth was the 12 - month nominal expansion of 7 . 2 % in residential mortgage loans . To a lesser degree, consumer loans increased 3 . 4 % on an annual basis, while commercial loans rose 2 . 3 % when compared to June 2023 . These figures represent a real annual expansion in residential mortgage while consumer and commercial loans posted a contraction when adjusting for 12 - month inflation . | 39

⭬ On the other hand, loans granted to SMEs totalled Ch $ 5 , 037 , 086 million in June 2024 , which denotes a slight expansio n o f Ch $ 66 , 91 7 millio n o r 1 . 3 % wh e n com pare d t o a yea r earlier . As men tio ne d bef o r e , althoug h som e econom i c sectors, such as commerce, manufacturing and services, have shown a recovery from contractions recorded last year, the SME subsegment continues to be constrained in terms of lending activity . This is in part attributable to the high comparison base represented by 2023 , when loan growth was supported by the state - guaranteed FOGAPE Chile Apoya program that finished in December 2023 . Although this program was relaunched in 2024 , it has not totally offset the | 40 In a breakdown by segment, as of June 30 , 2024 our loan portfolio was composed of : (i) Retail Banking loans for an amount of Ch $ 24 , 475 , 042 million including loans granted to both individuals and SMEs, which jointly concentrated 64 . 6 % of the total loan book as of the same date, and (ii) Wholesale Banking loans that totalled Ch $ 13 , 435 , 426 million, representing 35 . 4 % of the total loan portfolio, which was associated with loans granted t o bot h Corporat i on s an d La r g e Co m panie s . Loans by S eg m ent ( In M illi o n s o f C h$ a nd % ) R e t a i l Banking 24 , 475 , 04 2 65% Wholesale Banking 13 , 435 , 42 6 35% Individuals 19 , 437 , 95 6 51% M i dd l e M a rk e t 5,327,710 14% SMEs 5 , 037 , 08 6 13% Corporate 8,107,716 22% As of the same date, the loan book of our Retail Banking segment was comprised of loans granted to individuals amounting to Ch $ 19 , 437 , 956 million in June 2024 , which represented a 51 . 3 % of the total loan book and 79 . 4 % of the loans handled by the Retail Banking segment . In addition, loans granted to SMEs accounted for Ch $ 5 , 037 , 086 million or 20 . 6 % of the loans manage d b y th e Retai l Bankin g segment . I n turn , th e Wholesa l e Banking loan portfolio was composed of loans granted to Corporations by Ch $ 8 , 107 , 716 million or 60 . 3 % of the segment’s loan book and credits provided to large companies for an amount of Ch $ 5 , 327 , 710 million or 39 . 7 % of the segment’s loan portfolio . As of June 30 , 2024 , the loan book managed by our Retail Banking had increased Ch $ 1 , 033 , 429 million or 4 . 4 % from the Ch $ 23 , 441 , 612 million posted a year earlier . As mentioned earlier, Personal Banking loans have continued to be the main growth engine for the whole loan book and the Retail Banking segment in particular . On the other hand, the SME subsegment continued to be hit by subdued economic activity . As a consequence, the evolution of the loan portfolio handled by the Retai l Bankin g s egmen t ha s m a inl y re l ie d on : ⭬ P e rso na l B a nkin g loa n s th a t inc r eased Ch $ 966 , 51 2 millio n or 5 . 2 % in June 2024 when compared to a year earlier . This annual increment was primarily caused by : Residential mortgage loans that totalled Ch $ 12 , 691 , 505 million in June 2024 , which was Ch $ 848 , 320 million or 7 . 2 % above the level recorded in June 2023 , based on : (i) the particular dynamics in the local housing market, characterize d b y a de m an d th a t keep s o n in c reasin g b y demographic drivers, (ii) specially designed offerings for some sub - segments of our Personal Banking unit that present a favourable risk - return relationship in this lending product while enabling us to register a year - to - date origination of residential mortgage loans by Ch $ 705 , 200 million, which was 16 . 0 % above the origination in the 1 H 23 , and (iii) the effect of inflation on the balances of residential mortgage loans that are almost totally denominated in UF . Notwithstanding these drivers, the resi d ent ia l mortgage loa n s c ontinue d t o gro w a t more tempered rates than in the past because of both the sharp increase in prices before the pandemic and, especially, long - term interest rates that have remained well above the levels seen in the 2010 decade while translating into a m or e cautiou s app ro a c h t o c r edi t ris k . Consumer loans that reached Ch $ 5 , 330 , 887 million in June 2024 , amount that outreached by Ch $ 173 , 965 millio n o r 3 . 4 % abo v e the a mo u n t rec o rd e d i n June 2 023 . The expansion in consumer loans has been fostered by : (i) an annual increase of 10 . 5 % in the origination of inst allme n t loa n s th a t a mou nte d t o Ch $ 1 , 031 , 75 4 milli o n in the 1 H 24 in comparison with the Ch $ 934 , 113 million achieve d i n the 1 H 23 , al l o f w h ic h res ulte d i n a n ann u al increment of Ch $ 85 , 326 million or 2 . 7 % in installment loans balances, and (ii) credit card loans that have continue d gro w in g o n th e gro u nd s o f th e va l u e offerin g s we have strengthened for targeted segments, which res ulte d i n a n annua l expans i o n o f Ch $ 79 , 23 4 millio n or 4 . 5 % in credit card loan balances . Whereas growth in installment loans has continued to increase in terms of loan origination based on customized offerings that pursue to meet the customers’ needs through the whole lif e cycle , the an n ua l exp a nsio n i n cred i t c a rd loa n s has tempered over the last quarters after booming during the pandemic, due to the significant adoption of credit cards as payment channels and the reinforcement of our loyalty programs for card users . More importantly, the expansion in consumer loans have not translated into above - trend expected credit losses, which is a proof of our prudent risk app ro a c h an d so p histicat e d m anageme n t t ool s .

Management Discussion & Analysis effect of the amortization of former Fogape Programs . Accordingly, at this point we are witnessing the real growth potential of this subsegment under the prevailing economic scenario and lagged effects of the economic slowdown . In the Wholesale Banking segment, instead, the loan portfolio accounted for Ch $ 13 , 435 , 426 million in June 2024 , which denotes – for first time in a while – an annual expansion of Ch $ 435 , 784 million or 3 . 4 % when compared to June 2023 . This recovery, partly attributable to the 12 - month Ch $ depreciation of 17 . 6 % in June 2024 , was especially fostered by an improved performance of our Corporate Banking Unit, that enabled us to more than offset an annual decline in the Large Companies Unit . Certainly, the increase in the Wholesale Banking loan book is good news, since this segment continues to be affected by headwinds, as demand for loans from these customers remains subdued despite enhanced expectations for the local economy and for private investment, as revealed by the Central Bank . All in all, the evolution of our Wholesale Banking loan book was steered by : An annual expansion of Ch $ 579 , 051 million or 7 . 7 % in loans managed by our Corporate Banking Unit . This is in line with the sequential growth we saw last quarter and also with particular business factors . First of all, during the 2 Q 24 this banking unit registered a significant increment in lending activity that translated into : (i) trade finance loans growing Ch $ 299 , 405 million or 43 . 9 % when compared to June 2023 , partly explained by the annual depreciation of the Chilean peso, (ii) factoring loans increasing Ch $ 150 , 169 million or 53 . 1 % on an annual basis, and (iii) commercial credits rising Ch $ 171 , 157 million or 2 . 7 % in the same period . As we have mentioned in the past, over the last quarters we have devoted efforts to improve value offerings for wholesale banking customers in diverse lending products, though with particular focus on trade finance, factoring and leasing . In this regard, specific lending operations triggered by these commercial strategies partly supported the annual growth in loans while enabling us to more than offset a more cautious approach to some specific sectors like Construction and Real Estate . On the other hand, it is fair to recognize that in the 2 Q 23 lending activity in this banking unit may have bottomed out, so the annual growth seen today is also in part explained by a comparison base effect . Instead, the loan portfolio managed by our Large Companies Unit experienced an annual decline of Ch $ 143 , 267 million or 2 . 6 % when compared to June 2023 . This change was primarily attributable to : (i) commercial credits decreasing Ch $ 173 , 979 million or 5 . 4 % in the period, and (ii) lower trade finance loans by Ch $ 51 , 694 million or 5 . 5 % on an annual basis . On a positive tone, these trends were partly compensated by an annual rise of Ch $ 70 , 445 million or 6 . 6 % in leasing loans . Whereas leasing loans have benefited from the improved commercial offerings mentioned earlier, the decline in commercial loans is partly explained by a comparison base effect related to the Fogape Chile Apoya program that was fully in place in 2023 , but also due to the maturity of specific lending operations that were not renovated . As we have pointed out in previous reports, over the rest of 2024 we expect to recover loan growth . In our view, the improved momentum would be steered by lower cost of borrowing on the grounds of the easing policy undertaken by the Central Bank . Also, considering the revised perspectives disclosed by the Central Bank, forecasts for both private investment and private consumption have improved for 2024 . Whereas private investment would decline by only 0 . 3% (from a 2 . 0 % contraction predicted in March 2024 ), the private consumption would increase 2 . 5% (instead of 2 . 0 % predicted in March 2024 ) . In light of this outlook, we expect a recovery in some lending products, particularly in commercial loans and, to a lesser degree in consumer loans . For residential mortgage loans, we expect a that the growth trend should remain for the rest of the year . In this environment, we expect to grow slightly faster than the industry in the 2 H 24 . Market Share in Loans (1) (% as of the end of each period) 16.2% 15.8% 16.0% 15.3% 16.2% 16.1% 16.0% 16.1% 18.6% 18.5% 18.7% 18.7% 18.8% 16.2% 16.2% 16.1% 15.2% 15.3% 15.3% 15.3% Mar - 24 May - 24 Consumer Loans Residential Mortgage Loans May - 23 Sep - 23 Dec - 23 Total Loans Commercial Loans (1) Excluding operations of subsidiaries abroad. | 41 In terms of market positioning, as of May 31 , 2024 (latest available information released by the CMF), we had a 16 . 1 % market share in total loans, which denotes a 5 bp . decrease when compared to May 2023 . The annual decline was driven by a decrease of 20 bp . in market share in commercial loans (from 16 . 2 % in May 2023 ), given some of the factors mentioned at a segment level in relation to our important presence in Fogape Chile Apoya loans in 2023 and prudent credit risk stance . This effect was to some extent offset by : (i) a 22 bp . market share seize in consumer loans (from 18 . 6 % in May 2023 ), which has been based on effective commercial strategies for targeted segments in which we look for growing faster than relevant peers, and (ii) an annual market share rise of 13 bp . in residential mortgage loans (from 15 . 2 % in May 2023 ) on the grounds of our

Management Discussion & Analysis competitive cost of funds for this type of credits and our aim to walk along with our customers through their lifespan . For the rest of 2024 , given our expectation to grow slightly above the industry, we aim to gain market share particularly in commercial loans and, to a lesser extent in consumer loans, while maintaining our market stake in residential mortgage . Overall, we should recover market positioning in the margin in total loans when compared to December 2023 . Securities Portfolio Our Securities Portfolio amounted to Ch $ 6 , 515 , 814 million as of June 30 , 2024 . As pointed out in previous quarterly reports, our Securities Portfolio experienced a significant contraction both on an annual basis and a year - to - date basis, primarily due to the repayment of the first tranche of the FCIC on April 1 st 2024 with the proceeds of debt securities measured at amortized cost for the same amount . Securities Portfolio by Type of Instrument (1) (In Millions of Ch$ and %) Local Banks 1,778,914 27.3% Central Bank & Government 4,087,339 62.7% Local Corporate Bonds 48,327 0.7% Foreign Issuers 165,611 2.5% Mutual Funds & Other 435,622 6.7% (1) Mututal Funds & Other instruments include minor positions in equity instruments held by our Securities Brokerage subsidiary. | 42 In a drill down by type of securities, by the end of the 2 Q 24 our Securities Portfolio continued to be highly concentrated in high - quality liquid assets, as demonstrated by a 62 . 7 % share in fixed - income instruments issued by both the Chilean Central Bank and the Chilean Government . This figure represents a decrease when compared to the proportion of 73 . 3 % achieved by these instruments a year earlier, which is mainly the consequence of the maturity of the FCIC first tranche, as mentioned above . As of the same date, the rest of the Securities Portfolio was composed of : (i) bonds and certificates of deposit (CDs hereafter) issued by local banks accounting for 27 . 3% , (ii) mutual funds and other securities totalling 6 . 7% , where mutual funds were mostly invested in fixed - income instruments issued by the Central Bank and the Chilean Government, and the other instruments refer to minor equity exposures held by our Securities Brokerage subsidiary, (iii) long - term bonds issued by U . S . banks and the U . S . Federal Reserve accounting for 2 . 5 % of the total portfolio, and (iv) bonds issued by local companies amounting to 0 . 7 % of the total securities portfolio . As mentioned above, on April 1 st , 2024 we repaid the first tranche of the FCIC amounting to Ch $ 3 , 110 , 600 million, which was completely settled with positions taken in PDL (Liquidity Deposit Program) provided by the Central Bank to ease the payment process . As mentioned in previous reports, we built up our positions in PDL on the grounds of the maturity of liquid assets such as Central Bank’s notes, CD issued by local banks, as well as mid - and long - term bonds issued by the Chilean Central Bank and the Chilean Government . Aligned with this, as of June 30 , 2024 we had taken PDL by Ch $ 1 , 237 , 800 million to totally repay the second and final tranche of the FCIC for the same amount, event that actually took place on July 1 st , 2024 . As we have mentioned in the past, we had no need to raise funding to afford the FCIC payment while our liquidity ratios remained well above the regulatory limits and internal thresholds . From the investment purpose perspective, as of June 30 , 2024 our Securities Portfolio was comprised of : Debt securities measured at fair value through other comprehensive income (FVTOCI hereafter) that represented Ch $ 2 , 724 , 396 million or 41 . 8 % of our Securities Portfolio . Approximately Ch $ 1 , 609 , 882 million or 59 . 1 % of this amount were concentrated in fixed - income instruments issued by local banks, mostly related to CDs, while nearly Ch $ 900 , 949 million or 33 . 1 % were invested in securities issued by the Chilean Central Bank and the Chilean Government . Last but not least, positions in fixed - income securities issued by U . S . banks and the U . S . Federal Reserve amounted to Ch $ 165 , 611 million or 6 . 1 % of the FVTOCI portfolio . Financial instruments measured at amortized cost that totalled Ch $ 2 , 176 , 261 million, representing 33 . 4 % of the Securities Portfolio . Since the first tranche of the FCIC was already paid, this category recorded a decrease on a quarterly basis . Nonetheless, as of June 30 , 2024 these instruments continued to be mainly explained by PDL positions amounting to Ch $ 1 , 242 , 853 million (including capital and interests), taken for the final FCIC payment . The rest of this category is totally composed of bonds issued by the Central Bank and the Chilean Government for an amount of Ch $ 933 , 510 million . Debt securities held for Trading that accounted for Ch $ 1 , 179 , 535 million . This amount was primarily composed of Central Bank’s notes (PDBC hereafter) totalling Ch $ 732 , 272 million, which are used by our Treasury to manage temporary cash surplus . As pointed out in previous reports, however, PDBC have very short maturities, so these positions do not expose us to significant price risk . The remaining amount of debt securities held - for - trading was associated with bonds issued by the Chilean Government .

Management Discussion & Analysis Other instruments reaching Ch $ 435 , 622 million as of June 30 , 2024 . Mutual funds represented 99 . 3 % of this amount and were largely associated with holdings in fixed - income funds taken by our Treasury as part of our liquidity management practices . This category also includes some minor equity positions held by our Securities Brokerage subsidiary as part of market - making activities . Securities Portfolio by Investment Purpose (1) (In Millions of Ch$) 2,988,039 3,363,624 1,179,535 3,786,525 2,724,396 915,407 4,264,970 371,559 409,328 1,431,083 435,622 2,176,261 8,539,975 8,990,560 6,515,814 Jun - 23 Trading Securities Amortized Cost Dec - 23 Jun - 24 Fair Value Through OCI Other Instruments (1) Other Instruments include minor positions in equity instruments held by our Securities Brokerage subsidiary. | 43 When looking at the evolution of our Securities Portfolio over the last year, it is possible to figure out a decrease of Ch $ 2 , 024 , 161 million or 23 . 7 % from Ch $ 8 , 539 , 975 million in June 2023 to Ch $ 6 , 515 , 814 million in June 2024 . The annual change, which was very similar on a year - to - date basis as well, is well aligned with what we anticipated in prior reports regarding the expected decrease in the securities portfolio once paid de FCIC . Thus, the annual variation primarily relied on : An annual decrease in Trading securities by Ch $ 1 , 808 , 504 million or 60 . 5 % when compared to June 30 , 2023 . This decline was largely attributable to lower positions in securities issued by the Central Bank and the Chilean Government by Ch $ 1 , 717 , 089 million or 63 . 0 % in the same period . In turn, this change was primarily explained by : (i) the maturity of PDBC formerly held in this portfolio whose proceeds were reinvested in PDL for the payment of the FCIC, and (ii) a decrease in mid - and long - term bonds issued by the Chilean Central Bank and the Chilean Government by Ch $ 102 , 118 million or 26 . 9 % on an annual basis, mainly caused by sales carried out during the 1 Q 24 in particular, to take advantage from downward shifts in interest rates . An annual decline in financial instruments measured at FVTOCI that amounted to Ch $ 1 , 540 , 574 million or 36 . 1 % when contrasted to June 2023 . This change had mainly to do with lower positions in bonds issued by both the Chilean Central Bank and the Chilean Government by Ch $ 1 , 713 , 485 million on an annual basis, due to both maturity of some instruments and sales . As mentioned in previous reports, subsequent proceeds were reinvested in PDL with the aim of paying the FCIC off . This effect was somehow offset by an annual increase of Ch $ 140 , 593 million or 9 . 6 % in instruments (especially CD) issued by local banks, given our expectations on credit spreads and local interest rates as part of our investment strategies . These factors were to some degree offset by an annual increase of Ch $ 1 , 260 , 854 million or 137 . 7 % in fixed - income instruments measured at amortized cost . On an annual basis, this is mainly explained due to the investment in PDL as of June 30 , 2024 in order to address the final payment of the FCIC on July 1 st , 2024 , equivalent to Ch $ 1 , 237 , 800 million . As such, at the end of the 1 H 24 we maintained PDL for an amount of Ch $ 1 , 242 , 853 million (including capital and interest accrued) . As mentioned in the paragraphs above, positions taken in PDL came from the maturity of both PDBC and bonds issued by the Central Bank and the Chilean Government booked as Trading securities and FVTOCI instruments . Former positions held at amortized cost, increased by Ch $ 18 , 103 million or 2 . 0 % only when compared to June 2023 , which was mainly related to the effect of inflation on UF - denominated securities . It is important to note that on July 1 st, 2024 , PDL holdings were fully transferred to the Chilean Central Bank for the payment of the final installment of the FCIC . In this regard, looking ahead, there is still a further decline expected for the Securities Portfolio from the level booked as of June 30 , 2024 , due to this event . Accordingly, by the end of the two quarters, our Securities Portfolio should hover in the range of Ch $ 5 , 000 , 000 million to Ch $ 6 , 000 , 000 million .

Management Discussion & Analysis Current Accounts & Demand Deposits As mentioned in the case of the local industry, after bottoming out by the end of 2023 , current account and demand deposits balances seem to have almost returned to normality, in relation to total loans and our liability structure . Nonetheless, at this point, we would have expected an even sharper correction that what we are evidencing . However, once the liquidity excess exhausted and opportunity cost of funds has begun to decrease because of the monetary easing deployed by the Central Bank, our Demand Deposits (DDA) balances seem to be retaking a more normalized behavior, influenced by the economic activity and customers’ preferences for liquidity . On the other hand, the decline in inflation has also contributed to a softer - than - expected landing of our current accounts and demand deposits . As of June 30 , 2024 , 12 - month inflation amounted to 4 . 1% (measured as UF variation), which is well below the levels seen last year . Total Demand Deposits (In Millions of Ch$) 13,561,749 13,321,660 12,766,792 5,875,425 5,860,996 5,502,203 7,686,324 7,460,664 7,264,589 Dec - 23 Jun - 23 Retail Banking Jun - 24 Wholesale Banking Based on the above, our DDA balances amounted to Ch $ 13 , 561 , 749 million as of June 30 , 2024 , which represented an annual increment of Ch $ 794 , 957 million or 6 . 2 % when compared to a year earlier . This level of DDA balances also denotes positive real annual growth while representing a year - to - date advance as well . | 44 From the business perspective, the positive evolution of DDA balances has been evidenced in both the Retail and the Wholesale Banking segments, which have behaved on a similar fashion . When looking at the figures, DDA balances managed by our Retail Banking segment totalled Ch $ 7 , 686 , 324 million in June 2024 , which represented an annual growth of Ch $ 421 , 735 million or 5 . 8 % when compared to June 2023 , while also increasing in relation to December 2023 . Likewise, the Wholesale Banking segment recorded DDA balances of Ch $ 5 , 875 , 425 million in June 2024 , amount that poses an annual climb of Ch $ 373 , 222 million or 6 . 8 % when compared to June 2023 , while being slightly above the level achieved at the end of 2023 . We believe these trends are the result of many factors, including : (i) our premium customer base, particularly in personal banking, which is characterized by holding average balances well above other relevant players, and therefore seem to have more preference for liquidity than other banks’ customers, (ii) a strengthened focus on reinforcing our market positioning in local - currency DDAs, which has allowed us to seize significant market share, and (iii) lower inflation that reduces the loss in purchasing power of funds held as current accounts . As a result of the above, our reciprocity ratio of DDA to total loans has converged our historical average of ~ 34 % after the pandemic, although it remains over that figure . In fact, as of June 30 , 2024 our ratio was 35 . 8% , which compares to the 35 . 0 % achieved in June 2023 . This is consistent with trends seen for the industry as a whole, where the reciprocity ratio is also standing above the historical average once the disruptions caused by special aid measures during the pandemic have gone . In terms of market positioning, as of May 31 , 2024 (latest available information released by the CMF), we ranked first among privately - owned peers in DDA denominated in local currency by holding a market stake of 20 . 6% , which represented an annual gain of 80 bp . when compared to May 2023 . As of the same date, we continued to lead the industry in terms personal banking checking account balances by holding a market stake of 23 . 9% . We aim to continue leading the market of DDA denominate in local - currency and personal banking as we see them as reliable and stable source of funding while reflecting solid long - term relationships with customers . Going forward, for 2024 we expect to perform better than the industry in DDA balances, particularly in local currency . As such, we pursue to gain further market share in the margin, while maintaining a “reciprocity” ratio of DDA to Total Loans of ~ 35 . 0 % by December 2024 , which continue to be slightly above our track record in that matter . In personal banking DDA we expect to continue leading the industry by reinforcing value offerings for current clients while adding new customers by means of digital banking and our FAN account ecosystem .

Management Discussion & Analysis Time Deposits & Saving Accounts Our total balances of Time Deposits and Saving Accounts amounted to Ch $ 15 , 379 , 392 million in June 2024 , which denotes annual increase of Ch $ 243 , 893 million or 1 . 6 % in comparison with June 2023 . On a year - to - date basis, this amount represents an increment in the margin, which is in line with the slowdown we have been noticing over the las quarters for this kind of liability . Time Deposits by Segment (In Millions of Ch$) 12,239,473 11,549,128 10,740,661 2,896,026 3,816,434 4,638,731 15,135,499 15,365,562 15,379,392 Dec - 23 Jun - 23 Retail Banking Jun - 24 Wholesale Banking As mentioned in previous reports, this deceleration in Time Deposits has been primarily fuelled by the sustained decrease in interest rates during the year, particularly for shorter terms of the yield curve, since the 2 H 23 . This has to do with the easing process deployed by the Central Bank that has resulted in a 300 bp . reduction in the monetary policy interest rate between June and December 2023 and a 250 bp . decrease between December 2023 and June 2024 , taking the reference rate to the current level of 5 . 75% . However, as analyzed earlier in this document, as the monetary policy interest rate continued to be above neutral levels, current real interest rates paid on time deposits (nominal rate less inflation for the period) remain positive, which – generally speaking – is still attractive for risk averse investors . As a matter of fact, the annualized monetary policy interest rate averaged 6 . 9 % in the 1 H 24 and 6 . 3 % in the 2 Q 24 , which is above the annualized inflation measured as UF variation for the 1 H 24 ( 4 . 3% ) and the 2 Q 24 ( 5 . 1% ), bringing about a positive real short - term interest rate . On the other hand, the recovery in DDA balances since the end of 2023 , together with moderate loan, growth has resulted in lower funding needs in the short - term . | 45 However, a closer look at Time Deposits by business segments shows an uneven evolution . In fact, Time Deposits managed by the Retail Banking segment continued to decline in the 2 Q 24 by reaching Ch $ 10 , 740 , 661 million in June 2024 . This amount denotes an annual decrease of Ch $ 1 , 498 , 811 million or 12 . 2 % when compared to a year earlier and also a decline when contrasted with the balanced held as of December 2023 . This trend would be the evidence of both reduced liquidity among customers belonging to Personal and SME Banking and a revised preference for liquidity given lower interest rates and the decline in inflation that has translated into lower loss of purchasing power for funds saved as DDA . Instead, Time Deposits handled by the Wholesale Banking segment have continued to increase over the last two quarters . As June 30 , 2024 these deposits amounted to Ch $ 4 , 638 , 731 million, which denoted an annual climb of Ch $ 1 , 742 , 704 million or 60 . 2 % when compared to June 2023 while also standing above the figure posted in December 2023 . This behavior would be steered by the more professional approach to investment and specialized information managed by these customers, which enable them to weigh the pros and cons of diverse investment choices to optimize the management of temporary cash surplus . This growth is consistent with the evolution of diverse market factors that could benefit more sophisticated investment strategies, including : (i) a FED Fund Rate that remains at 5 . 5% , (ii) 12 - month inflation converging to 3 % in the U . S . and (iii) expectations on Chilean Peso depreciation on the grounds of the real interest rate gap by currency, and (iv) positive real short - term interest rates in local currency for longer - than - expected, among other factors . Looking forward, the evolution of Time Deposits over the rest of the year will depend on exogenous and endogenous factors . From the external front, we may highlight : (i) the delay or consistency in the monetary easing undertaken by the Central Bank, the less aggressive the process the higher the momentum of Time Deposits, (ii) the path followed by inflation as Time Deposits could be an attractive haven against loss in purchasing power as long as the short - term nominal interest rate remain higher - than - expected, and (iii) alternative investment choices that may arise, particularly for wholesale banking customers . In the internal front, we may highlight : (i) our ability to continue reinforcing our market positioning in DDA denominated in local currency would lessen the need for short - term funding through Time Deposits, (ii) the pace of growth in loans over the rest of the year, and (iii) the market conditions for long - term funding . All in all, at this point, we foresee Time Deposits to remain relatively flat in nominal terms or even decaying a bit by the end of the 2024 in relation to December 2023 . In this regard, we expect the reciprocity ratio of Time Deposits to Total Loans to stand beneath the ~ 41 % recorded in 2023 by the end of 2024 , which would be more aligned with our pre - pandemic track record on this matter .

Management Discussion & Analysis Debt Issued As of June 30 , 2024 we have Debt Issued amounting to Ch $ 10 , 744 , 128 million, which denotes an increase of Ch $ 189 , 611 million or 1 . 8 % when compared to a year earlier and a similar change in relation to December 2023 . Evolution of Debt Issued (1) (In Millions of Ch$) 10,744,128 10,399,879 10,554,517 1,128 1,444 1,801 1,053,635 9,689,365 1,039,814 9,358,621 1,027,676 9,525,040 Jun - 23 Senior Bonds Dec - 23 Jun - 24 Subordinated Bonds Mortgage Finance Bonds (1) Debt Issued include senior unsecured debt instruments and also subordinated bonds that are part of regulatory capital instruments. Long - term debt (including senior bonds and mortgage finance bonds) reached Ch $ 9 , 690 , 493 million as of June 30 , 2024 , which represented an annual growth of Ch $ 163 , 652 million or 1 . 7 % in relation to June 2023 . The evolution of our long - term debt (Excluding subordinated bonds) was supported by a combination of scheduled maturities, new issuances, and – to a lesser degree – the effect of inflation on UF - denominated balances . In this regard, over the last twelve months we have carried out the following bond placements : In the local market and fully denominated in UF we have issued an amount equivalent to Ch $ 843 , 463 million with average maturity of ~ 8 . 3 years and an average issuance rate of 3 . 6 % in real terms . Approximately half of this amount was placed during the 1 H 24 , at similar interest rates and maturities . Overseas we placed a 10 - year bond in Hong - Kong amounting to Ch $ 52 , 385 million bearing an average interest rate of 4 . 2% . This issuance took place in the early 2024 . | 46 These bond placements have allowed us to substitute scheduled expiration of former bonds while addressing funding needs coming from the overall lending business, but particularly associated with growth in residential mortgage loans . Instead, we have not issued any tranche of subordinated bonds over the last twelve months, despite the room we have to bolster our regulatory capital base . As of June 30 , 2024 we had subordinated bonds by Ch $ 1 , 053 , 635 million, amount that poses an annual increase of Ch $ 25 , 959 million or 2 . 5 % when contrasted to June 2023 , expansion that was fully explained by the effect of inflation on notional amounts denominated in UF and coupon payments . Looking ahead, we will continue to assess funding alternatives depending on the expansion of our balance sheet, the evolution of our DDA, liquidity in the local and foreign capital markets, and changes in both the yield curves and credit spreads . In particular, over the rest of the year we expect to continue placing bonds, particularly in the local market, with the pursuit of replacing scheduled maturities while matching interest rate risk exposures arising from the growth in residential mortgage loans . Even though we mentioned last quarter that we foresaw long - term debt growing above the loan portfolio, the actual behavior we are seeing in both DDA and Time Deposits make us to be more cautious on that forecast at this point, although everything will depend on the evolution of the residential mortgage loan portfolio . On the other hand, given our solid capital position and the maturity profile of the current stock our subordinated bonds, we do not expect to issue new tranches of these Tier 2 bonds this year . Other Liabilities As of June 30 , 2024 our Other Liabilities (Borrowings from Financial Institutions, Derivatives and Others) amounted to Ch $ 8 , 542 , 255 million, which represents a decrease of Ch $ 2 , 403 , 498 million or 22 . 0 % when compared to the level registered a year earlier and a similar decline in relation to December 2023 . This trend is all but totally related to an annual decrease of Ch $ 2 , 466 , 087 million in Borrowings from Financial Institutions, primarily due to the repayment of the first tranche of the FCIC on April 1 st , 2024 amounting to Ch $ 3 , 110 , 600 million, which was to some degree offset by an increment in borrowings from foreign banks .

Management Discussion & Analysis Equity Our Equity totalled Ch $ 5 , 338 , 813 million as of June 30 , 2024 , which poses an annual rise of Ch $ 466 , 825 million or 9 . 6 % when compared to June 2023 . Total Equity (In Millions of Ch$) 5,338,813 5,237,285 4,871,988 306,462 631,685 1,878,778 312,997 1,451,076 1,451,076 3,153,573 3,154,522 3,107,914 Jun - 23 Dec - 23 Jun - 24 Net Income (Net of Min. Div.) Retained Earnings Capital & Reserves The annual increase in Equity was fuelled by : An annual increase of Ch $ 427 , 702 million in retained earnings, as a result of : (i) the retention of the effect of inflation on our shareholders’ equity for the year ended December 31 , 2023 , amounting to Ch $ 223 , 719 million, which pursues to keep the value of our paid - in capital and reserves hedged against inflation, and (ii) the retention of 20 % of the net distributable earnings (net income less the effect of inflation) for the period ended December 31 , 2023 , which accounted for Ch $ 203 , 983 million as decided on the shareholders’ meeting held in March 28 , 2024 . An annual rise of Ch $ 45 , 659 million in OCI accumulated in equity, which was primarily attributable to positive fair value adjustment in hedge accounting derivatives by Ch $ 43 , 448 million as of June 30 , 2024 when compared to the same period of 2023 . This was in turn explained by both the average upward trend adopted by CLF long - term rates over the 1 H 24 that favoured the liability part of the derivatives, and an average downward trajectory in foreign long - term interest rates this year that more than offset the average increase in foreign interest rates seen in the 2 H 23 , all benefiting the asset legs of swap derivatives . | 47

Risk & Capital Management Risk Management Approach Risk Management Principles Banco de Chile’s risk profile ensures that its business can sustainably grow and is aligned with its strategic objectives, in order to maximize value creation and guarantee its liquidity and solvency . Global risk management takes into consideration the business segments served by the bank and its subsidiaries, which is approached from an integrated and differentiated perspective . The bank's corporate governance relies on active participation by the board, in order to adequately manage risk, either directly or through committees composed of directors and senior management that have been described in the Corporate Governance section of this report . The board establishes the risk policies, the risk appetite framework, and the guidelines to develop, validate and monitor its models . It approves the provision models and annually issues an opinion on the adequacy of provisions . Management is responsible for establishing rules and procedures, and for controlling compliance with the board’s instructions . The bank has integrated its capital and liquidity planning process into its strategic planning, in line with the risks inherent to its business, the financial and competitive environment, its business strategy, corporate values, and its risk governance, management and control systems . Its capital planning process is aligned with the regulator’s requirements and incorporates Risk Weighted Asset calculations and stress tests for its credit, market and operational risks, and the integrated measurement of its financial and non - financial risks . The Wholesale Credit Risk Division, the Retail Credit Risk and Global Risk Control Division and the Cybersecurity Division jointly manage risk . They form the corporate risk governance structure, and their highly experienced and specialized teams, together with a robust regulatory framework, secure optimal and effective management of the matters they address . The first two divisions are responsible for credit risk during the loan origination, monitoring and recovery stages for these respective segments . The Wholesale Credit Risk Division has a Market Risk Area that is responsible for measuring, limiting, controlling and reporting on market risk, as well as defining valuation and management standards for the bank’s assets and liabilities . | 48

Risk & Capital Management Internal Control Model The board of directors is responsible for defining and continuously evaluating the internal control environment in order to ensure conservative management and effective auditing. To guarantee audit independence, the bank has a hierarchical structure and validation mechanisms in order to address audit issues. | 49

Risk & Capital Management Credit Risk Credit risk assesses the probability that the counterparty in a loan transaction does not meet its contractual obligation because of payment incapacity or financial insolvency, and that leads to a potential loan loss. The bank seeks an adequate risk - return and an appropriate risk balance, through careful credit risk management, which covers the loan origination, monitoring and recovery processes . It also continuously manages risk knowledge using an integral approach, in order to contribute to the business and anticipate threats that may damage its solvency or the quality of its loan portfolio, by developing a unique risk awareness culture throughout the corporation . This requires developing a risk management framework for the business segments served by the bank, responding to regulatory requirements and commercial dynamism, contributing to digital transformation, and contributing to the bank’s businesses from a risk management perspective . It adopts a portfolio perspective that efficiently and proactively manages, resolves and controls the business approval process . The bank integrates socio - environmental criteria into its evaluations for granting financing for domestic and regional projects that might generate such an impact, wherever executed . Projects must have all the permits, authorizations, licenses and studies required for their impacts in order to qualify for financing . For large customers, the bank also has specialized customer service units involved in the process of financing large - scale projects such as public works concessions that include building infrastructure and mining, power or real estate developments, all of which may have an environmental impact . Credit policies and processes are based on the following management principles, which use a specialized approach according to the characteristics of the bank’s markets and segments, and acknowledges their peculiarities : Perform a rigorous evaluation during the loan origination process Implement a continuous, robust portfolio monitoring process Develop credit risk modelling guidelines, covering regulatory and management aspects, for efficient decision making at each stage of the lending process. Implement a timely, flexible, efficient collections structure Efficiently manage teams, tools and information availability Our two credit risk divisions use these management principles to contribute to the business and anticipate threats that may affect solvency and portfolio quality, based on a segmentation by business, as follows : Retail Banking Segment Loan origination for these segments is mainly managed using risk evaluation scoring tools, supported by an appropriate credit attribution model, which is required to approve each transaction . These evaluations examine factors such as total borrowings, payment capacity and maximum acceptable exposure for the customer . Wholesale Banking Segment Origination management for this segment involves an individual assessment of the customer and if it belongs to a group of companies then this takes into consideration the bank’s relationship with the rest of the group . This individual assessment considers income - generating capacity, financial capacity with emphasis on solvency, exposure levels, industry variables, an evaluation of the partners and management and aspects particular to the transaction such as the financing structure, terms, products and any guarantees . | 50

Risk & Capital Management Price Risk Price risk can be defined as the risk of losses in the Trading and / or the Banking Book, arising from adverse movements in market factors. The Bank separates this risk based on three types of market factors : spot prices, interest rates and option volatility . The Bank has a Market Risk Management policy, which is annually approved by the Board of Directors, where the types of internal limits and alerts are established, in addition to the regulatory ones, for the measurement of financial exposures and/or price risks . The measurement and control of the price risk, for management purposes, is carried out through various internal metrics and reports that differ from each other, depending on whether they are used for exposures in the Trading and Currency Book or for those belonging to the Accrual Book . Regarding the internal tools designed for the Trading and Currency Book, the price risk management is deployed through the calculation and reporting of financial exposures through their sensitivities or greeks and the risk of the entire portfolio by means of the VaR model . Additionally, the Bank has established internal metrics for the management of the price risk of the Accrual Book, defining limits and alerts for interest rate exposures . The Bank measures interest rate exposures through the Interest Rate Exposure (IRE) metric, and interest rate risk for the Accrual Book using the EaR 12 M (Earnings at Risk 12 months) methodology . In addition, internal policies establish the periodic carrying out of stress exercises on the positions of the Trading and Currency Book, and the Accrual Book, which are used to contrast them against the maximum price risk tolerance defined by the Board of Directors . Limit usage and alert status are regularly reported to the respective business units . Likewise, the Bank's Senior Management is immediately notified in the case of excess limits or activation of alerts, including the monitoring of corrective action plans, if necessary . This information is reported monthly to the Finance, International and Market Risk Committee and on a quarterly basis to the Board of Directors . Liquidity Risk Liquidity risk can arise either due to a reduction in the bank’s funding capacity (funding liquidity risk) or a reduction in the traded value of its assets that can be liquidated or its market factors from derivatives held in its portfolios (transaction or trading liquidity risk). The Bank has a Liquidity Risk Management Policy, reviewed and approved at least annually by the Board, which establishes the main guidelines for measuring, limiting, reporting and controlling liquidity risk . Funding liquidity is measured, reported and controlled by means of using internal metrics, including the Market Access Report (MAR) . MAR limits are established to ensure that funding can be obtained and / or renewed in professional markets under normal business conditions, in different time horizons and currencies . The Bank also sets a minimum amount of highly liquid assets (or liquidity buffer), and a limit of the cross - currency funding position . Concentration ratios and other complementary metrics are also periodically measured, reported and controlled against warning levels . In addition, the Bank reports standardized metrics to regulators in accordance with their guidelines, such as the Liquidity Coverage Ratio (LCR) and the Net Stable Financing Ratio (NSFR) . It also continuously monitors and tracks market variables and/or material events that could affect our liquidity position . In accordance with its Liquidity Risk Management Policy, the Bank performs regular stress testing in order to quantify its cash needs in the event of adverse scenarios of varying severity, which are contrasted against potentially available action plans detailed within the Liquidity Contingency Plan . These results are daily reported, monitored and controlled based on the maximum liquidity risk appetite defined by the Board . On the other hand, trading liquidity is assured by using limits with certain specific maturities based on the amounts that are normally traded in professional markets for interest rate exposure generated by debt instruments and derivatives . The same process is used to limit the Bank's overall exposure to each currency and to exchange rate volatility with varying maturities . These internal and regulatory metrics are regularly reported to the business units responsible for managing liquidity risk . Similarly, senior management is immediately notified if the limits are exceeded or triggers are breached, including, if necessary, monitoring of corrective action plans . Finally, the general status of liquidity risk is reported to the Asset and Liabilities Committee on a monthly basis and to the Board on a quarterly basis . | 51

Risk & Capital Management Operational Risk Operational risk is the risk of loss resulting from deficiencies or failures in internal processes, staff or systems, or from external events. This definition includes legal risks and excludes strategic and reputation risks. Operational risk is inherent to all activities, products and systems, as well as strategic, business and support processes throughout the organization . All bank employees are appropriately responsible for the management and control of operational risks inherent to their duties, since these risks may result in direct or indirect financial losses . The bank controls and manages operational risk by developing a regulatory and governance framework adapted to the complexity of its business . The Operational Risk Policy defines a comprehensive management framework that includes identifying, evaluating, controlling, mitigating, monitoring and reporting these risks . This requires executing several processes as follows : Process Assessment Supplier Management Fraud Management Management of Operational Events and Operational Losses Operational Risk Assessment for Projects Control Testing Risk Appetite Profile and Framework Self - Assessment Matrix Relations with External Entities and Corporate Training Plan Business Continuity Different situations that could affect the business continuity of the organization or the country, which requires to be constantly prepared to keep operating the products and services that are critical to its customers. Being prepared to face any emergency is key to providing exceptional services to our customers . Therefore, we have developed a robust, consistent Business Continuity Plan to safeguard the bank and its subsidiaries . The objective of the plan is to establish general guidelines for ensuring the safety of our employees, protecting the organization's capital from catastrophic events, maintaining and updating documentation, and conducting training and testing . To comply with these guidelines, the bank has developed a strategy to meet this objective that covers the following areas : Document Management Business Continuity Testing Crisis Management Critical Supplier Management Management of Alternative Sites Relationship with Subsidiaries and External Organizations Continuous Improvement Training Information Security Officer (ISO) | 52

Risk & Capital Management Technological Risk, Cybersecurity and Data Protection Society is increasingly digitalized, so customer privacy and cybersecurity risk management is a priority for Banco de Chile . Therefore, the bank has developed a Strategic Cybersecurity Plan, which is aligned with the bank's business strategy . The main objectives of this plan are to protect customer and employee data, safeguard the bank's data, manage technological, cybersecurity and data security risks, and strengthen the risk prevention culture . This plan complies with the appropriate regulations, which include the Personal Data Protection Law 21 , 096 , the Protection of Privacy Law 19 , 628 and the provisions published in the Updated Compilation of Rules (RAN) issued by the Financial Market Commission (CMF) . This plan has been approved by senior management, who regularly receive associated progress reports . Data security and cybersecurity policies at Banco de Chile establish guidelines regarding the responsibility for and protection of data and its associated risk management, based on both regulatory aspects and international standards . These policies are reviewed annually and apply to employees, outsourced personnel, as well as suppliers and contractors of services who access its facilities or have access to bank and subsidiary data . The controls that protect this information and IT assets are defined by regulations, processes and the bank’s internal procedures . Conduct Risk and Anti - Money Laundering Banco de Chile knows that sound ethical management is essential for its industry leading position . Therefore, the bank has diverse protocols, systems and models to ensure ethical behavior of all its employees . The Code of Conduct is the key guideline and essential component of the bank's corporate ethics . It contains the general principles and instructions that guide the ethical - professional conduct of the employees, directors and board advisors . The purpose of the code is to safeguard the fundamental values to properly conduct the bank's business, in accordance with the bank's corporate philosophy . The Ethics Committee is responsible for overseeing its implementation within the bank . Preventing corruption and the use of the bank and its subsidiaries to engage in unlawful practices has been a concern over the last few decades for Banco de Chile . Awareness - raising measures and controls have been intensified during the recent years, in order to prevent this kind of behavior . The bank has approved a Code of Conduct, a Prevention of Dishonest Practices Policy and a Handling Conflicts of Interest Policy, which describe the main roles and responsibilities to avoid that anything may be interpreted as a violation of ethical conduct or imply the risk of corruption or bribery . The Compliance Division by means of its Regulatory Compliance Area and the Ethics Committee are responsible for ensuring compliance with the conduct described in these policies . Model Risk and Internal Control Its purpose is to manage the risks associated with models and their processes, so it relies on the model validation, model risk management and internal control functions . Model validation is responsible for performing an independent review of risk models, including risk - weighted assets and stress testing, during their construction and implementation stages . It validates compliance with board - approved guidelines and addresses aspects such as governance, data quality, modeling techniques, methodological and parametric implementation analysis and documentation . The results of these reviews are submitted to the respective committees . Model risk management is responsible for monitoring models and ensuring that they fulfill their life cycle status . The Model Risk Management Committee was created in July 2023 and is composed of members of the Bank’ senior management . | 53

Risk & Capital Management Funding Concentration & Liquidity Position Our liquidity position has continued to be solid as depicted by both the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR), which have remained well above the prevailing regulatory limits of 100 % and 80% , respectively, as defined by the banking liquidity regulation . Liquidity Ratios: LCR and NSFR (In percentage as of each date, based on CMF C49 report) 450% 400% 350% 300% 250% 200% 150% 100% 50% 0% 450% 400% 350% 300% 250% 200% 150% 100% 50% 0% Jun - 23 Jul - 23 Aug - 23 Sep - 23 Oct - 23 Nov - 23 Dec - 23 Jan - 24 Feb - 24 Mar - 24 Apr - 24 May - 24 Jun - 24 LCR NSFR To achieve this position, we maintained high - quality liquid assets around an average of Ch $ 6 , 025 Bn . during the 2 Q 24 , which explains the positive gap shown by the LCR in relation to the regulatory and internal thresholds . These assets are primarily composed of fixed - income securities issued by both the Chilean Central Bank and the Chilean Government . In the case of the NSFR, given our balance sheet structure and solid management of liquidity gaps, the relationship between available and required funding has remained stable over time . From the funding concentration perspective, the deposit composition has been stable in the 2024 . However, Time Deposits as a percentage of our total liabilities (i . e . excluding equity accounts) increased from 30 . 6 % in June 2023 to 31 . 9 % in June 2024 , and demand deposits increased their share from 25 . 8 % to 28 . 1 % within the same period . It is worth noting that these slight increases, are mostly supported by the reduction of total liabilities due to the payment of the first tranche of the FCIC obligation, amounting to Ch $ 3 , 110 , 600 million on April 1 st , 2024 . It is worth to mention, that the funds for this payment were set aside in advance, thus the payment caused no significant impact in the liquidity position of the Bank . Furthermore, given the current and persistent position in liquid assets, we have required lower funding from professional counterparties . In this regard, our liabilities structure continued to be well balanced, as reflected by a 40 % share of financial counterparties, a 45 % share of retail counterparties and a 15 % composed of wholesale non - financial counterparties . Liability Concentration by Counterparty (As percentage of Total Liabilities) 40% 45% 15% Financial Counterparties Retail Counterparties Wholesale Non - Financial Counterparties It is important to note that approximately 62 % of the liabilities with financial counterparties are concentrated in long - term bonds and the remaining tranche of the FCIC (Ch $ 1 , 237 , 800 million that was repaid on July 1 st , 2024 ), both representing a 25 % of the total liabilities (excluding equity), as of June 30 , 2024 . | 54

Risk & Capital Management Price Risk We continue to manage our trading portfolio prudently by focusing on providing competitive prices to our financial and corporate counterparties within the market - making activity and in order to keep trading price risk at bounded levels . Value - at - Risk Trading Book (1 - day impact) (99% confidence level / Individual Basis) Change Year - to - Date % Ch$ 2024 2023 In Millions of Ch$ - 40.5% - 870 1,278 2,148 Average - 26.2% - 924 2,605 3,530 Maximum - 16.1% - 128 668 796 Minimum The Value - at - Risk (VaR) of our Trading Book averaged Ch $ 1 , 278 million in 2024 , which represented a 40 . 5 % decrease when compared to the average of Ch $ 2 , 148 million VaR recorded in 2023 . This was the consequence of a decrease in positions in both fixed - income securities and derivatives exposed to CLP and CLF, since the beginning of the year . Accordingly, the price risk remains low for this portfolio . On the other hand, the interest rate risk in the Banking Book, measured as the 12 - month Earnings - at - Risk (EaR) metric, decreased from an average of Ch $ 260 , 515 million in the 2 Q 23 to Ch $ 235 , 464 million in the 2 Q 24 , which denoted a 9 . 6 % annual decline . Change Year - to - Date % Ch$ 2024 2023 In Millions of Ch$ - 9.6% - 25,051 235,464 260,515 Average In comparison with the same quarter last year, the 12 - month EaR has decreased, mostly due to changes in the gaps of the CLP balance sheet and the lower expected level of interest rates . Nonetheless, by the end of the 2 Q 24 the use of this metric has risen due to higher volatility in the market - implied inflation for the three - year sample ended on June 30 , 2024 . As for our exposure to inflation, the net asset position to UF in the Banking Book reached Ch $ 8 , 302 Bn . in June 2024 . Based on our view of inflation pressures in the economy in the short - term, we have maintained the inflation gap in the last quarter, while keeping a balanced risk - return relationship . It is worth mentioning that this position is composed of both, our structural gap that hedges our shareholders’ equity from the effect of inflation in the long - run and positions taken by our Treasury in order to profit from short - term changes on market expectations . Inflation - Indexed Position in the Banking Book (In Billions of Ch$, End of Period) 7,802 8,020 6,759 6,843 6,774 7,293 7,685 8,074 8,051 8,302 Jun - 22 Sep - 22 Dec - 22 Mar - 23 Jun - 23 Aug - 23 Sep - 23 Dec - 23 Mar - 24 Jun - 24 Earnings - at - Risk Banking Book (12 - month impact) (99% confidence level / 3 - month defeasance period / Individual Basis) Based on the income we have accrued from inflation variation over the last quarters, we believe our strategy has more than compensated the risk involved. Nevertheless, as mentioned in - 9.9% - 28,445 257,731 286,176 Maximum previous reports, we are continually assessing the expected track - 25.4% - 59,776 175,971 235,747 Minimum for inflation to change our exposure, if necessary. | 55

Risk & Capital Management Operational Risk Regarding Operational Risk, we aim to keep a reasonable level of losses, by means of monitoring and controlling the proper functioning of our processes, personnel and internal systems while also considering external issues . In order to achieve this goal, we operate through a Comprehensive Risk Management Framework, as well as a governance structure that addresses the complexity of our business model . As of June 30 , 2024 , net operational losses accounted for Ch $ 9 , 834 million, which was primarily composed of : (i) losses associated with external fraud representing 60 . 4% , (ii) losses related to Execution, Delivery and Process Management amounting to 17 . 1% , (iii) losses categorized as Business disruption and system failures that represented 6 . 3% , (iv) and other effects jointly representing 16 . 2% , comprised of losses related to Employment Practices and Workplace Safety, losses from Damage to Physical Assets, as well as Clients, Products & Business Practices, and finally Internal Fraud . Net Operational Losses by Type (In Millions of Ch$ / Net of Recoveries) 0 5,000 10,000 Labor Practices and Labor Security Execution, Delivery and Process Management External Fraud Business Interrumption and System Failure Damage in Fixed - Assets Customers, Products and Business Practices Internal Fraud As of June 30, 2023 As of June 30, 2024 The amount of net operational losses recorded as of June 30 , 2024 represented an annual decrease of Ch $ 90 million or 0 . 9 % when compared to the Ch $ 9 , 923 million registered in 2023 . This change was explained by specific factors arising this year in the last quarter, as follows : An annual decrease of Ch $ 375 million or 5 . 9 % in net losses associated with the external fraud category, from the Ch $ 6 , 310 million incurred last year . This decrease was mainly due to the efforts we devoted to recover losses associated with a theft event from the previous period, which occurred to an external cash vault provider . An annual decrease of Ch $ 404 million or 40 . 6 % in net losses associated with the Employment Practices and Workplace Safety category, due to the gradual normalization of operations after the health contingency . An increase of Ch $ 331 million in net losses associated with the Execution, Delivery and Process Management category, mainly due to failure in the execution of operational processes . An increase of Ch $ 465 million in net losses, associated with the business interruption and system failures category, mainly due to adjustments made in systems . To mitigate the effects mentioned above, we have implemented various measures to reinforce controls, which should allow us to reduce the impact and/or the avoidance of future losses . | 56

Risk & Capital Management Capital Adequacy and Risk Ratings Capital Adequacy Our Total Capital Ratio reached 17 . 5 % as of June 2024 , representing a decrease of 27 bp . when compared to the ratio reached in June 2023 , which is explained by both the end of the recognition of additional provisions as AT 1 Capital in December 2023 and higher than provisioned dividend distribution in March 2024 , from a provision of 60 % to an actual distribution of 80 % of the net distributable earnings . For the same reasons, the Tier 1 Capital ratio posted 13 . 8% , which was 17 bp . below the ratio achieved in June 2023 . In addition, our CET 1 ratio was 13 . 8 % in June 2024 , which denoted annual improvement of 33 bp . on the grounds of the net income earned during 2024 , which more than offset the impacts mentioned above . Capital Adequacy Ratios (As percentage as of each date) +33 bp (17) bp +81 bp (27) bp Common Equity Tier 1 Total Assets Common Equity Tier 1 RWA Jun - 23 Tier 1 Capital RWA Jun - 24 Total Capital RWA Based on these figures in 2 Q 24 we complied with all mandatory limits of 3 . 0 % for the leverage ratio, 7 . 6 % for the CET 1 ratio, 9 . 1 % for the Tier 1 ratio and 11 . 1 % for the Total Capital ratio . Our current capital position enables us to be poised to address the completion of the Basel III implementation, including : (i) the 0 . 5 % counter - cyclical buffer defined by the Central Bank in May 2023 (which started in May 2024 ), (ii) the 0 . 5 % Pilar 2 charge set by CMF for Banco de Chile in January 2024 (to be fulfilled in four - year period starting June 30 , 2024 ), and (iii) the 1 . 25 % systemic capital charge confirmed by CMF for us at the same level of prior years, on April 1 , 2024 . Credit Risk Ratings Our credit ratings determine the cost and the terms upon which we are able to obtain funding . Rating agencies evaluate us by taking into account diverse factors, including the financial strength, the business environment and the economic backdrop . International Credit Ratings MOODY’S Short - Term Long - Term P - 1 A2 Stable Foreign Currency Outlook D & POOR’S STANDAR Short - Term Long - Term A - 1 A Negative Foreign Currency Outlook Local Credit Ratings HUMPHREYS Short - Term Long - Term Nivel 1+ AAA Stable Deposits Outlook FELLER RATE Long - Term Short - Term Deposits Outlook AAA Nivel 1+ Stable Although no rating actions have been undertaken for international nor local banks, we cannot rule out that further actions on Chile’s rating or sovereign debt will not result in adjustments to the outlook or ratings of local banks, including us . | 57

Consolidated Statement of Income
Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

	Quarter					Year-to-Date			
	2Q23 MCh$	1Q24 MCh$	2Q24 MCh$	2Q24 MUS$	% Change 2Q24/2Q23	Jun-23 MCh$	Jun-24 MCh$	Jun-24 MUS$	% Change Jun-24/Jun-23
Interest revenue	796,595	800,766	741,786	787.1	(6.9) %	1,569,740	1,542,552	1,636.7	(1.7) %
Interest expense	(427,984)	(337,325)	(290,125)	(307.8)	(32.2) %	(833,212)	(627,450)	(665.8)	(24.7) %
Net Interest Income	**368,611**	**463,441**	**451,661**	**479.3**	**22.5 %**	**736,528**	**915,102**	**971.1**	**24.2 %**
Indexation revenue from UF	253,845	154,693	243,107	257.9	(4.2) %	481,263	397,800	422.1	(17.3) %
Indexation expenses from UF	(154,341)	(87,800)	(139,926)	(148.5)	(9.3) %	(295,628)	(227,726)	(241.6)	(23.0) %
Net Income from UF Indexation	**99,504**	**66,893**	**103,181**	**109.5**	**3.7 %**	**185,635**	**170,074**	**180.5**	**(8.4) %**
Income from fees and commissions	178,835	179,937	180,847	191.9	1.1 %	350,437	360,784	382.8	3.0 %
Expenses from fees and commissions	(42,659)	(42,465)	(36,823)	(39.1)	(13.7) %	(77,346)	(79,288)	(84.1)	2.5 %
Net Fees and Commisions	**136,176**	**137,472**	**144,024**	**152.8**	**5.8 %**	**273,091**	**281,496**	**298.7**	**3.1 %**
Results from Assets/Liabilities held for Trading	103,066	(4,243)	79,827	84.7	(22.5) %	236,851	75,584	80.2	(68.1) %
Results from FVTOCI Assets and Asset/Liabilities at A	51	2,539	2,542	2.7	4,884.3 %	(66)	5,081	5.4	-
Results form Foreign Exchange Transactions	16,891	106,447	(24,489)	(26.1)	-	(13,805)	81,958	86.9	-
Financial Results	**120,008**	**104,743**	**57,880**	**61.4**	**(51.8) %**	**222,980**	**162,623**	**172.6**	**(27.1) %**
Income attributable to affiliates	**3,818**	**218**	**3,862**	**4.1**	**1.2 %**	**5,796**	**4,080**	**4.3**	**(29.6) %**
Income from Non-Current Assets Held for Sale	**3,530**	**(1,013)**	**(805)**	**(0.9)**	**-**	**2,129**	**(1,818)**	**(1.9)**	**-**
Other operating income	**16,178**	**8,592**	**11,138**	**11.8**	**(31.2) %**	**24,167**	**19,730**	**20.9**	**(18.4) %**
Total Operating Revenues	**747,825**	**780,346**	**770,941**	**818.0**	**3.1 %**	**1,450,326**	**1,551,287**	**1,646.1**	**7.0 %**
Personnel Expenses	(134,776)	(141,410)	(138,424)	(146.9)	2.7 %	(268,794)	(279,834)	(296.9)	4.1 %
Administrative Expenses	(98,927)	(109,223)	(102,681)	(108.9)	3.8 %	(197,918)	(211,904)	(224.8)	7.1 %
Depreciation and Amortization	(23,543)	(23,402)	(23,386)	(24.8)	(0.7) %	(46,302)	(46,788)	(49.6)	1.0 %
Impairments	(12)	(94)	(1,418)	(1.5)	11,716.7 %	17	(1,512)	(1.6)	-
Other Operating Expenses	(7,155)	(9,715)	(6,894)	(7.3)	(3.6) %	(14,858)	(16,609)	(17.6)	11.8 %
Total Operating Expenses	**(264,413)**	**(283,844)**	**(272,803)**	**(289.5)**	**3.2 %**	**(527,855)**	**(556,647)**	**(590.6)**	**5.5 %**
Provisions for Loans at Amortized Cost	(85,660)	(118,806)	(107,429)	(114.0)	25.4 %	(203,502)	(226,235)	(240.0)	11.2 %
Special Provisions for Credit Risk	(231)	(6,038)	(1,510)	(1.6)	553.7 %	(925)	(7,548)	(8.0)	716.0 %
Recovery of written-off loans	14,689	13,161	15,146	16.1	3.1 %	26,702	28,307	30.0	6.0 %
Financial Assets Impairments	3,830	(1,485)	(1,143)	(1.2)	-	4,845	(2,628)	(2.8)	-
Expected Credit Losses (ECLs)	**(67,372)**	**(113,168)**	**(94,936)**	**(100.7)**	**40.9 %**	**(172,880)**	**(208,104)**	**(220.8)**	**20.4 %**
Operating Result	**416,040**	**383,334**	**403,202**	**427.8**	**(3.1) %**	**749,591**	**786,536**	**834.6**	**4.9 %**
Income tax	(83,893)	(85,679)	(79,602)	(84.5)	(5.1) %	(151,493)	(165,281)	(175.4)	9.1 %
Net Income for the Period	**332,147**	**297,655**	**323,600**	**343.4**	**(2.6) %**	**598,098**	**621,255**	**659.2**	**3.9 %**
Non-Controlling interest	-	-	0	0.00	-	-	-	-	-
Net Income for the Period attributable to Equity Holden	**332,147**	**297,655**	**323,600**	**343.4**	**(2.6) %**	**598,098**	**621,255**	**659.2**	**3.9 %**
Fair Value Adj. Securities FTVOCI	(10,947)	6,440	(9,484)	(10.1)	(13.4) %	5,844	(3,044)	(3.2)	-
Fair Value Adj. Hedge Accounting	2,799	(5,247)	10,685	11.3	281.7 %	59,103	5,438	5.8	(90.8) %
Income Tax & Other effects	298	(543)	(2,800)	(3.0)	-	(17,511)	(3,343)	(3.5)	(80.9) %
Comprehensive Income	**324,297**	**298,305**	**322,001**	**341.7**	**(0.7) %**	**645,534**	**620,306**	**658.2**	**(3.9) %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$942.46 per US$1.00 as of June 30, 2024. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

| 58

Consolidated Balance Sheet

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

ASSETS	Jun-23 MCh$	Dec-23 MCh$	Jun-24 MCh$	Jun-24 MUS$	% Change Jun-24/Jun-23
Cash and due from banks	**2,282,719**	**2,464,648**	**2,847,093**	**3,020.9**	**24.7 %**
Transactions in the course of collection	**393,302**	**415,505**	**370,120**	**392.7**	**(5.9) %**
Financial Assets for Trading at Fair Value through P&L	**5,714,852**	**5,808,328**	**3,833,159**	**4,067.2**	**(32.9) %**
Derivative instruments	*2,355,254*	*2,035,376*	*2,218,002*	*2,353.4*	*(5.8) %*
Debt Securities	*2,988,039*	*3,363,624*	*1,179,535*	*1,251.5*	*(60.5) %*
Other	*371,559*	*409,328*	*435,622*	*462.2*	*17.2 %*
Financial Assets at Fair Value Through OCI	**4,264,970**	**3,786,525**	**2,724,396**	**2,890.7**	**(36.1) %**
Debt Securities	*4,264,970*	*3,786,525*	*2,724,396*	*2,890.7*	*(36.1) %*
Derivative Intruments for Hedge Accounting	**4,362**	**49,065**	**72,643**	**77.1**	**1,565.4 %**
Financial Assets at Amortized Cost	**39,399,060**	**40,853,821**	**41,068,561**	**43,576.1**	**4.2 %**
Receivables from repurchase agreements and security borrowings	*38,863*	*71,822*	*73,815*	*78.3*	*89.9 %*
Debt Securities	*915,407*	*1,431,083*	*2,176,261*	*2,309.1*	*137.7 %*
Loans and advances to Banks	*2,782,662*	*2,519,180*	*1,694,158*	*1,797.6*	*(39.1) %*
Commercial loans	*19,441,148*	*19,991,114*	*19,888,075*	*21,102.3*	*2.3 %*
Residential mortgage loans	*11,843,185*	*12,303,154*	*12,691,505*	*13,466.4*	*7.2 %*
Consumer loans	*5,156,922*	*5,306,436*	*5,330,887*	*5,656.4*	*3.4 %*
Allowances for loan losses	*(779,127)*	*(768,968)*	*(786,140)*	*(834.1)*	*0.9 %*
Investments in other companies	**64,650**	**76,994**	**75,907**	**80.5**	**17.4 %**
Intangible assets	**118,680**	**137,204**	**150,034**	**159.2**	**26.4 %**
Property and Equipment	**206,053**	**201,657**	**194,615**	**206.5**	**(5.6) %**
Leased assets	**93,711**	**108,889**	**99,542**	**105.6**	**6.2 %**
Current tax assets	**19,309**	**141,194**	**88,062**	**93.4**	**356.1 %**
Deferred tax assets	**535,097**	**539,818**	**528,895**	**561.2**	**(1.2) %**
Other assets	**1,177,784**	**1,208,904**	**1,513,310**	**1,605.7**	**28.5 %**
Total Assets	**54,274,549**	**55,792,552**	**53,566,337**	**56,836.8**	**(1.3) %**

LIABILITIES & EQUITY	Jun-23 MCh$	Dec-23 MCh$	Jun-24 MCh$	Jun-24 MUS$	% Change Jun-24/Jun-23
Liabilities					
Transactions in the course of payment	**311,021**	**356,871**	**293,860**	**311.8**	**(5.5) %**
Financial Liabilities for Trading at Fair Value through P&L	**2,453,068**	**2,199,226**	**2,365,941**	**2,510.4**	**(3.6) %**
Derivative instruments	*2,451,810*	*2,196,921*	*2,333,555*	*2,476.0*	*(4.8) %*
Other	*1,258*	*2,305*	*32,386*	*34.4*	*2,474.4 %*
Derivative Intruments for Hedge Accounting	**317,618**	**160,602**	**134,900**	**143.1**	**(57.5) %**
Financial Liabilities at Amortized Cost	**42,825,207**	**43,904,480**	**41,664,243**	**44,208.0**	**(2.7) %**
Current accounts and other demand deposits	*12,766,792*	*13,321,660*	*13,561,749*	*14,389.7*	*6.2 %*
Saving accounts and time deposits	*15,135,499*	*15,365,562*	*15,379,392*	*16,318.3*	*1.6 %*
Payables from repurchase agreements and security lending	*166,485*	*157,173*	*214,417*	*227.4*	*28.8 %*
Borrowings from financial institutions	*4,988,749*	*5,360,715*	*2,522,662*	*2,676.7*	*(49.4) %*
Debt Issued	*9,526,841*	*9,360,065*	*9,690,493*	*10,282.1*	*1.7 %*
Other financial obligations	*240,841*	*339,305*	*295,530*	*313.6*	*22.7 %*
Lease liabilities	**87,526**	**101,480**	**92,649**	**98.3**	**5.9 %**
Instruments Issued for Regulatory Capital	**1,027,676**	**1,039,814**	**1,053,635**	**1,118.0**	**2.5 %**
Provisions	**1,197,918**	**1,573,248**	**1,250,823**	**1,327.2**	**4.4 %**
Current tax liabilities	**694**	**808**	**-**	**-**	**-**
Deferred tax liabilities	**-**	**-**	**106**	**0.1**	**-**
Other liabilities	**1,181,833**	**1,218,738**	**1,371,367**	**1,455.1**	**16.0 %**
Total liabilities	**49,402,561**	**50,555,267**	**48,227,524**	**51,172.0**	**(2.4) %**
Equity of the Bank's owners					
Capital	2,420,538	2,420,538	2,420,538	2,568.3	0.0 %
Reserves	709,742	709,742	709,742	753.1	0.0 %
Other comprehensive income	(22,366)	24,242	23,293	24.7	(204.1) %
Retained earnings from previous periods	1,451,076	1,451,076	1,878,778	1,993.5	29.5 %
Income for the period	598,098	1,243,634	621,255	659.2	3.9 %
Provisions for minimum dividends	(285,101)	(611,949)	(314,793)	(334.0)	10.4 %
Non-Controlling Interest	1	2	-	-	-
Total equity	**4,871,988**	**5,237,285**	**5,338,813**	**5,664.9**	**9.6 %**
Total Liabilities & Equity	**54,274,549**	**55,792,552**	**53,566,337**	**56,836.8**	**(1.3) %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$942.46 per US$1.00 as of June 30, 2024. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

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Selected Statistical Information
Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

Key Performance Ratios	Quarter			Year-to-Date		
	2Q23	1Q24	2Q24	Jun-23	Mar-24	Jun-24
Earnings per Share (1) (2)						
Net income per Share (Ch$)	3.29	2.95	3.20	5.92	2.95	6.15
Net income per ADS (Ch$)	657.61	589.32	640.68	1,184.15	589.32	1,230.00
Net income per ADS (US$)	0.82	0.60	0.68	1.48	0.60	1.31
Book value per Share (Ch$)	48.23	51.23	52.85	48.23	51.23	52.85
Shares outstanding (Millions)	101,017	101,017	101,017	101,017	101,017	101,017
Profitability Ratios (3) (4)						
Net Interest Margin	4.64%	4.72%	5.04%	4.54%	4.72%	4.87%
Net Financial Margin	4.99%	5.14%	5.33%	4.84%	5.14%	5.23%
Fees & Comm. / Avg. Interest Earnings Assets	1.15%	1.11%	1.25%	1.16%	1.11%	1.18%
Operating Revs. / Avg. Interest Earnings Assets	6.31%	6.31%	6.68%	6.11%	6.31%	6.49%
Return on Average Total Assets	2.43%	2.09%	2.41%	2.19%	2.09%	2.24%
Return on Average Equity	27.62%	22.55%	24.61%	24.57%	22.55%	23.58%
Return on Average Capital and Reserves	29.05%	20.51%	25.71%	24.19%	20.51%	22.93%
Inflation-adjusted Return on Average Equity (5)	21.50%	19.79%	24.61%	19.52%	19.79%	23.58%
Capital Ratios						
Common Equity Tier 1 (CET1) / Total Assets	8.78%	8.81%	9.59%	8.78%	8.81%	9.59%
Common Equity Tier 1 (CET1) / Risk Weighted Assets (RWA)	13.46%	13.27%	13.79%	13.46%	13.27%	13.79%
Tier1 Capital / Risk Weighted Assets (RWA)	13.96%	13.27%	13.79%	13.96%	13.27%	13.79%
Total Capital / Risk Weighted Assets (RWA)	17.77%	16.94%	17.50%	17.77%	16.94%	17.50%
Credit Quality Ratios						
Total Past Due / Total Loans to Customers	1.33%	1.50%	1.49%	1.33%	1.50%	1.49%
Allowance for Loan Losses / Total Past Due	160.34%	137.50%	138.86%	160.34%	137.50%	138.86%
Total Allowance for Loan Losses / Total Past Due (6)	304.45%	259.90%	262.54%	304.45%	259.90%	262.54%
Impaired Loans / Total Loans to Customers	2.98%	3.24%	3.37%	2.98%	3.24%	3.37%
Loan Loss Allowances / Impaired Loans	71.84%	63.69%	61.60%	71.84%	63.69%	61.60%
Loan Loss Allowances / Total Loans to Customers	2.14%	2.07%	2.07%	2.14%	2.07%	2.07%
Expected Credit Losses / Avg. Loans to Customers (4)	0.73%	1.20%	1.00%	0.94%	1.20%	1.10%
Operating and Productivity Ratios						
Operating Expenses / Operating Revenues	35.36%	36.37%	35.39%	36.40%	36.37%	35.88%
Operating Expenses / Average Total Assets (3) (4)	1.94%	1.99%	2.03%	1.93%	1.99%	2.01%
Balance Sheet Data (1) (3)						
Avg. Interest Earnings Assets (million Ch$)	47,183,793	49,454,663	45,967,135	47,288,066	49,454,663	47,710,899
Avg. Assets (million Ch$)	54,587,604	57,008,097	53,762,366	54,743,989	57,008,097	55,385,232
Avg. Equity (million Ch$)	4,810,269	5,279,138	5,259,892	4,869,503	5,279,138	5,269,515
Avg. Loans to Customers (million Ch$)	36,851,397	37,831,340	37,812,630	36,750,001	37,831,340	37,821,985
Avg. Interest Bearing Liabilities (million Ch$)	31,066,505	32,301,125	29,266,950	30,699,788	32,301,125	30,784,038
Risk-Weighted Assets (Million Ch$)	35,999,130	38,584,831	38,312,310	35,999,130	38,584,831	38,312,310
Additional Data						
Exchange rate (Ch$/US$) - EOP	801.21	982.21	942.46	801.21	982.21	942.46
Employees (#) - EOP	12,652	12,065	11,955	12,652	12,065	11,955
Branches (#) - EOP	262	255	240	262	255	240

Notes

(1) Figures are expressed in nominal Chilean pesos.
(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.
(3) Ratios consider daily average balances.
(4) Annualized data.
(5) Non-GAAP measure computed as net income less the effect of inflation on shareholders' equity (both for the period) divided by average shareholders' equity.
(6) Including additional allowances.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$942.46 per US$1.00 as of June 30, 2024. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

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